06
ANNUAL REPORT


FRED'S
GLOVES
Welcome
5.99
FRED'S
FRED'S

INTRODUCING OUR NEW BRANDING CAMPAIGN...

"We Got It!"

ABOUT FRED'S

Founded in 1947, Fred's operates 701 discount general merchandise stores, including 24 franchised Fred's stores, mainly in the southeastern states. Fred's stores stock more than 12,000 frequently purchased items that address the everyday needs of its customers, including nationally recognized brand name products, proprietary Fred's label products, and lower-priced, off-brand products. The Company is headquartered in Memphis, Tennessee.


8
2
12
11
2
67
97
34
49
112
94
121
23
47
22

Number of Company-Owned and Franchised Stores by State

Celebrating Our 60th Anniversary!

	Year Ended February 3, 2007	Year Ended January 28, 2006
Operating Data		
Net sales	$ 1,767,239	$ 1,589,342
Operating income	40,949	40,081
Net income	26,746	26,094
Net income per share - diluted	0.67	0.66
Weighted average shares outstanding - diluted	39,858	39,772
Balance Sheet Data		
Working capital	$ 239,889	$ 214,020
Total assets	515,709	498,141
Long-term debt (including capital leases)	2,331	6,815
Shareholders' equity	369,268	339,595
Long-term debt to equity	0.6%	2.0%

Net Sales *(in millions)*


02
03
04
05
06
$1,103
$1,303
$1,442
$1,589
$1,767

Comparable Store Sales


02
03
04
05
06
11.2%
5.7%
2.2%
1.2%
2.4%

Net Income Per Share-Diluted


02
03
04
05
06
$0.70
$0.83
$0.71
$0.66
$0.67

Number of Company-Owned Stores *(end of period)*


Stores
Pharmacies
02
03
04
05
06
216
241
258
275
289

Sales Per Square Foot


02
03
04
05
06
$199
$198
$187
$183
$185

Selling Space (Square Footage) *(in millions)*


02
03
04
05
06
6,000
7,134
8,270
9,091
9,946

I am pleased to write you concerning Fred's 2006 financial results and operational progress. With higher earnings for the year and increased sales momentum as 2006 unfolded, we look back knowing that, for the most part, the Company executed well on our plans.

Clearly, significant and ongoing challenges during the past year affected our customers and the retail environment in general. Throughout 2006, energy costs remained at very high levels, making shoppers ever more cautious in their spending. In a shifting regulatory climate, our pharmacy department encountered changes in Medicare reimbursement as well as in Medicaid programs in some of our key state markets. These challenges proved once again that nothing remains constant in retail, and nothing can be taken for granted.

Financial and Operational Review

For 2006, total sales increased 11% to $1.767 billion compared with $1.589 billion in the prior year. Our sales results for 2006 reflect an additional week in the fourth quarter, making the year a 53-week period. Adjusting for this extra week, total sales increased 8% for the year ended February 3, 2007.

A number of factors contributed to our higher sales in 2006, including the addition of new stores and pharmacies as well as an increase in comparable store sales, which rose to 2.4% versus 1.2% in 2005. On a comparable store basis, the average customer purchase increased 3.7% while the number of customer transactions declined 1.1% during 2006.

Gross profit for 2006 increased 10% to $494.9 million from $448.2 million in the prior year, while gross margin was 28.0% versus 28.2% in 2005. Gross profit was reduced by $2.1 million of below-cost inventory adjustments related to our decision to eliminate Boys' and Girls' apparel and the estimated costs of liquidating inventory in planned store closings. Selling, general and administrative expenses for 2006 totaled $424.9 million, up 12% from $380.4 million in 2005, but relative to our top line, selling, general and administrative expenses remained level with 2005 at 25.7% of sales.

Operating income for the year increased 2% to $40.9 million from $40.1 million in 2005 – 2.3% of sales versus 2.5% of sales last year. Excluding the effects of our restructuring efforts and the first-year recording of stock option expense, which was not recognized in 2005, operating income for 2006 increased 14% over 2005.

Chain Growth

During 2006, we opened 59 new stores and 16 new pharmacies, resulting in net additions of 56 stores and 14 pharmacies for the year. With these additions, the Company's total selling square footage increased to 9.9 million square feet, up about 9% for the year.


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Customers don't have to shop around, because at Fred's they know they'll get the BEST VALUE with every purchase.


PHARMAC
DROP-OFF
FRED'S

Fred's offers a UNIQUELY CONVENIENT shopping experience where customers can easily find products—even prescriptions!

Our store growth in 2006 continued to leverage the capacity of our distribution center in Dublin, Georgia, which opened in April 2003. This facility has enabled us to expand significantly in the eastern part of our market region, particularly in Georgia, North Carolina and South Carolina during 2006. West of the Mississippi, we utilized our Memphis distribution center to extend our reach in Texas and Oklahoma.

New Initiatives

Throughout the past year, we have continued to pursue a growth strategy based on new initiatives to build our brand, strengthen our appeal to customers, and enhance our productivity. This strategy is intended to help us maintain our competitive differentiation, combining what we think are the best attributes of discount dollar stores, drug stores, and mass merchants.

With our focus on the $25 shopping trip, we use our smaller, easier and more convenient format to create a "10-minute superstore" that gets our customers in, out and on their way with great savings and time to spare.

Building on our refrigerated foods program that was completed last year, we have continued with a merchandise refresher program to revitalize our products and presentation. With this initiative, we are updating the look and feel of our stores with new paint and flooring, modernizing our signage, and expanding several merchandise departments. In 2007, we plan to refresh over 500 stores and expand Fred's pets, electronics, and stationery departments. In these stores, we also will install new front-end checkout departments.

Going hand in hand with our merchandise refresher program, in 2006 we introduced a new store prototype that changes our merchandise presentation to optimize sales, margins, and overall store profitability. We think this new layout, being more customer-friendly, also will have a secondary positive benefit in terms of increased traffic.

Supporting these new programs, we recently embarked on a new branding campaign for Fred's that carries the Fred's message of value, selection and convenience – at Fred's, "We Got It!" This campaign, complete with a new corporate logo, began in November with expanded television and radio advertising expenditures, and we were pleased to see immediate positive feedback from our customers, as evidenced by increased sales and traffic.

Productivity enhancements remained a focus for us in 2006, and we continued to see attractive returns from our investments in key technology initiatives, including our point-of-sale and radio frequency store systems. We also have seen an ongoing payback from the refinements and upgrades we have made to our merchandise planning and allocation processes, improvements to our distribution centers, and pharmacy system enhancements.

Lastly, in a continued effort to optimize our sales and margins, we recently made the decision to restructure our operations to eliminate Boys' and Girls' apparel departments. Additionally, we intend to slow store growth in 2007, reducing the number of new stores set to open to a range of between 35 and 40, along with 15 to 25 new pharmacies, and closing 23 under-performing stores and pharmacies. The net effect of these openings and closings will be growth in selling square footage in the range of 1% to 3% for the year.

Recognition

We are pleased to note that Fred's was recently named to the first-ever list of the 100 most trustworthy companies in the United States, as compiled by Audit Integrity, a firm that researches corporate governance best practices, and published by Forbes.com. According to Audit Integrity, listed companies "showed the highest degree of accounting transparency and fair dealing to stake-holders during 2006." In this listing, Fred's ranked fifth with a governance score of 88 out of a possible 100. No other company on the list received a higher numerical score. We have worked diligently to make sound corporate governance and strong ethics as much a part of our company as the strategic and tactical dimensions of our business.

Outlook

In 2007, we will focus on our drive to achieve a 5% operating margin, rejuvenating our stores, expanding key departments, and strengthening the Fred's brand with our new advertising campaign.

With these improvements to our store model and divestment of underperforming units, we expect to return to a more historic level of store growth – in the range of 7% to 10% – in 2008 and beyond. We think attractive sales growth and enhanced productivity will accompany our physical expansion as we progress toward these goals, as we pursue our strategic initiatives, and as our customers increasingly discover that, when it comes to the convenient and value-packed $25 shopping trip, here at Fred's, "We Got It!"

Thank you for your continued support.



Michael J. Hayes
Chief Executive Officer




PET SUPPLIES

Unlike smaller store formats, Fred's customers find a BROAD SELECTION of merchandise. At Fred's, WE GOT IT!

Selected Financial Data

Our selected financial data set forth below should be read in connection with Management's Discussion and Analysis of Financial Condition and Results of Operations (ITEM 7), Consolidated Financial Statements and Notes (ITEM 8), and the Forward-Looking Statement/Risk Factors disclosures herein.

(Dollars in thousands, except per share amounts)	**2006**[1]	2005	2004	2003	2002
Statement of Income Data:					
Net sales	**$ 1,767,239**	$ 1,589,342	$ 1,441,781	$ 1,302,650	$ 1,103,418
Operating income[2]	**40,949**	40,081	39,426	49,100	41,487
Income before income taxes	**40,213**	39,255	38,633	48,702	41,284
Provision for income taxes	**13,467**	13,161	10,681	15,907	13,793
Net income	**26,746**	26,094	27,952	32,795	27,491
Net income per share:[3]					
Basic	**0.67**	0.66	0.71	0.85	0.72
Diluted	**0.67**	0.66	0.71	0.83	0.70
Cash dividend paid per share[3]	**0.08**	0.08	0.08	0.08	0.08
Selected Operating Data:					
Operating income as a percentage of sales	**2.3%**	2.5%	2.7%	3.8%	3.8%
Increase in comparable store sales[4]	**2.4%**[5]	1.2%	2.2%	5.7%	11.2%
Stores open at end of period	**677**	621	563	488	414
Balance Sheet Data (at period end):					
Total assets	**$ 515,709**	$ 498,141	$ 465,224	$ 408,793	$ 342,785
Short-term debt (including capital leases)	**737**	1,053	684	743	905
Long-term debt (including capital leases)	**2,331**	6,815	24,212	7,289	2,510
Shareholders' equity	**369,268**	339,595	314,546	286,350	247,433

1 Results for 2006 include 53 weeks.

2 Results for 2006 include the implementation of FAS 123 (R).

3 Adjusted for the 5-for-4 stock split effected on June 18, 2001, the 3-for-2 stock split effected on February 1, 2002 and the 3-for-2 stock split effected on July 1, 2003.

4 A store is first included in the comparable store sales calculation after the end of the twelfth-month following the store's grand opening month. (See additional information regarding calculation of comparable store sales in Item 7 "Results of Operations" section.)

5 The increase in comparable store sales for 2006 is computed on the same 53-week period for 2005.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General Accounting Periods

The following information contains references to years 2006, 2005, and 2004, which represent fiscal years ended February 3, 2007 (which was a 53-week accounting period), January 28, 2006, and January 29, 2005, which were both 52-week accounting periods. This discussion and analysis should be read with, and is qualified in its entirety by, the Consolidated Financial Statements and the notes thereto.

Executive Summary

Throughout 2006, the Company continued its strategy of growth initiatives and productivity improvements and embarked on a new Merchandise Refresher Program and a new branding and advertising strategy, all of which we believe help us maintain a competitive differentiation within the $25 shopping trip. These strategies along with our unique store layout to offer our customers all the attractive elements of a discount dollar store, drug store and mass merchant under one roof. By offering elements of all three types of businesses, we seek to provide our customer with a "ten minute Superstore" experience in a smaller, easier and more convenient store layout.

For the full year of 2006, the Company opened 59 new stores and closed 3 stores. The majority of our new store openings were in Alabama, Georgia, Texas, North Carolina and South Carolina. We did not enter into any new states during the year. Additionally, we opened 16 new pharmacies and closed 2 pharmacies during 2006.

Our Merchandising Refresher Program was started in 2006 to revitalize our merchandise selection and presentation, and to refresh the look and feel of our stores with new paint and flooring, updated signage and the expansion of several departments. As a means of exposing potential customers to our refreshed merchandise and stores, we began a new branding and advertising campaign in the second half of 2006. Both the branding campaign and the advertising campaign were designed to remind our customers of our 60 year history, as well as emphasize the new look and feel of Fred's. The new campaigns began in November with increased spending for both television and radio advertising. Both customer traffic and sales increased during the periods of additional advertising. Beginning with new stores coming on-line in the second half of 2006, we introduced our new store prototype, which changes our merchandise presentation by moving higher margin items to the front of the store and lower margin items to the back. With our new store prototype and the refresher programs we believe the Company is poised to increase customer traffic, gross margin and overall profitability.

During 2006, the Company continued to see paybacks on productivity improvements and key technology initiatives. Some of which include continuing enhancement of our point of sale and radio frequency (RF) store systems, refinement and upgrades to our merchandise planning and allocation systems and process and productivity standards improvements in our distribution centers. Pharmacy system improvements that enhance customer service also continue to be a key initiative.

In 2007 the Company plans to increase operating margins by slowing new store growth, improving store productivity and closing unproductive stores. We expect to open 35 to 40 new stores, 15 to 25 new pharmacies, and expect to close 20 stores and pharmacies, with the net effect being an increase in selling space in the range of 1% to 3%. We expect to achieve increased comparable store sales, driven by our merchandising and advertising programs discussed in the previous paragraphs. The Company plans to continue with capital improvements in infrastructure, including new store expansion, distribution center upgrades and further development of our information technology capabilities in 2007.

Key factors that we believe will be critical to the Company's future success include managing the growth strategy for new stores and pharmacies, including the ability to open and operate effectively, maintaining high standards of customer service, maximizing efficiencies in the supply chain, controlling working capital needs through improved inventory turnover, increasing the operating margin through improved gross profit margin and leveraging operating costs, and generating adequate cash flow to fund the Company's expansion.

Other factors that we expect to affect Company performance in 2007 include the continuing management of the impacts of the implementation of Medicare Part D, which has a negative effect on gross margin with a partial positive offset from increasing Part D scripts, market driven revisions of the generic pricing model, which negatively affects sales and gross margin, and the implementation of the federally approved change in pricing of generic pharmaceuticals to Average Manufacturer's Price (AMP), which could negatively affect gross margin.

Critical Accounting Policies

The preparation of Fred's financial statements requires management to make estimates and judgments in the reporting of assets, liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. Our estimates are based on historical experience and on other assumptions that we believe are applicable under the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities that are not readily apparent from other sources. While we believe that the historical experience and other factors considered provide a meaningful basis for the accounting policies applied in the Consolidated Financial Statements, the Company cannot guarantee that the estimates and assumptions will be accurate under different conditions and/or assumptions. A summary of our critical accounting policies and related estimates and judgments, can be found in Note 1 to the Consolidated Financial Statements and the most critical accounting policies are as follows:

Management's Discussion and Analysis of Financial Condition and Results of Operations

Inventories. Merchandise inventories are valued at the lower of cost or market using the retail first-in, first-out (FIFO) method for goods in our stores and the cost first-in, first-out (FIFO) method for goods in our distribution centers. The retail inventory method is a reverse mark-up, averaging method which has been widely used in the retail industry for many years. This method calculates a cost-to-retail ratio that is applied to the retail value of inventory to determine the cost value of inventory and the resulting cost of goods sold and gross margin. The assumption that the retail inventory method provides for valuation at lower of cost or market and the inherent uncertainties therein are discussed in the following paragraphs.

In order to assure valuation at the lower of cost or market, the retail value of our inventory is adjusted on a consistent basis to reflect current market conditions. These adjustments include increases to the retail value of inventory for initial markups to set the selling price of goods or additional markups to adjust pricing for inflation and decreases to the retail value of inventory for markdowns associated with promotional, seasonal or other declines in the market value. Because these adjustments are made on a consistent basis and are based on current prevailing market conditions, they approximate the carrying value of the inventory at net realizable value (market value). Therefore, the cost value of our inventory is stated at the lower of cost or market as is prescribed by U.S. GAAP.

Because the approximation of net realizable value (market value) under the retail inventory method is based on estimates such as markups, markdowns and inventory losses (shrink) there exists an inherent uncertainty in the final determination of inventory cost and gross margin. In order to mitigate that uncertainty, the Company has a formal review by product class which considers such variables as current market trends, seasonality, weather patterns and age of merchandise to ensure that markdowns are taken currently, or a markdown reserve is established to cover future anticipated markdowns. This review also considers current pricing trends and inflation to ensure that markups are taken if necessary. The estimation of inventory losses is a significant element in approximating the carrying value of inventory at net realizable value, and as such the following paragraph describes our estimation method as well as the steps we take to mitigate the risk of this estimate in the determination of the cost value of inventory.

The Company calculates inventory losses (shrink) based on actual inventory losses occurring as a result of physical inventory counts during each fiscal period and estimated inventory losses occurring between yearly physical inventory counts. The estimate for shrink occurring in the interim period between physical counts is calculated on a store- specific basis and is based on history, as well as performance on the most recent physical count. It is calculated by multiplying each store's shrink rate, which is based on the previously mentioned factors, by the interim period's sales for each store. Additionally, the overall estimate for shrink is adjusted at the corporate level to a three-year historical average to ensure that the overall shrink estimate is the most accurate approximation of shrink based on the Company's overall history of shrink. The three-year historical estimate is calculated by dividing the "book to physical" inventory adjustments for the trailing 36 months by the related sales for the same period. In order to reduce the uncertainty inherent in the shrink calculation, the Company first performs the calculation at the lowest practical level (by store) using the most current performance indicators. This ensures a more reliable number, as opposed to using a higher level aggregation or percentage method. The second portion of the calculation ensures that the extreme negative or positive performance of any particular store or group of stores does not skew the overall estimation of shrink. This portion of the calculation removes additional uncertainty by eliminating short-term peaks and valleys that could otherwise cause the underlying carrying cost of inventory to fluctuate unnecessarily. The Company has not experienced any significant change in shrink as a percentage of sales from year to year during the subject reporting periods.

Management believes that the Company's Retail Inventory Method provides an inventory valuation which reasonably approximates cost and results in carrying inventory at the lower of cost or market. For pharmacy inventories, which were approximately $36.4 million and $35.5 million at February 3, 2007 and January 28, 2006, respectively, cost was determined using the retail LIFO (last-in, first-out) method in which inventory cost is maintained using the Retail Inventory Method, then adjusted by application of the Producer Price Index published by the U.S. Department of Labor for the cumulative annual periods. The current cost of inventories exceeded the LIFO cost by approximately $13.8 million at February 3, 2007 and $12.2 million at January 28, 2006. The LIFO reserve increased by approximately $1.6 million, $2.5 million, and $1.9 million, during 2006, 2005, and 2004, respectively.

Exit and disposal activities. During the year ended February 3, 2007, the Company recorded a below-cost inventory adjustment of approximately $1.2 million associated with the discontinuance of the boys and girls apparel departments. Also the Company recorded an additional below-cost inventory adjustment of $0.9 million for planned store closings. Both adjustments were recorded in cost of goods sold in the consolidated statements of income for the year ended February 3, 2007.

The Company also recorded approximately $0.9 million in selling, general and administrative expense in the consolidated statements of income for the year ended February 3, 2007 to reflect impairment charges for furniture and fixtures and leasehold improvements relating to the planned store closures mentioned above.

Impairment. The Company's policy is to review the carrying value of all long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In accordance with Statement of Financial Accounting Standards ("SFAS") 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we review for impairment stores open or remodeled more than two years for which current cash flows from operations are negative. Impairment results when the carrying value of the assets exceeds the undiscounted future cash flows over the life of the lease. Our estimate of undiscounted future cash

Management's Discussion and Analysis of Financial Condition and Results of Operations

flows over the lease term is based upon historical operations of the stores and estimates of future store profitability which encompasses many factors that are subject to management's judgment and are difficult to predict. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset's fair value. The fair value is estimated based primarily upon future cash flows (discounted at our credit adjusted risk-free rate) or other reasonable estimates of fair market value.

Property and equipment and intangibles. Property and equipment are carried at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets and recorded in selling, general and administrative expenses. Improvements to leased premises are amortized using the straight-line method over the shorter of the initial term of the lease or the useful life of the improvement. Leasehold improvements added late in the lease term are amortized over the shorter of the remaining term of the lease (including the upcoming renewal option, if the renewal is reasonably assured) or the useful life of the improvement, whichever is lesser. Gains or losses on the sale of assets are recorded at disposal as a component of operating income. The following average estimated useful lives are generally applied:

	Estimated Useful Lives
Building and building improvements	8 - 30 years
Furniture, fixtures and equipment	3 - 10 years
Leasehold improvements	3 - 10 years or term of lease, if shorter
Automobiles and vehicles	3 - 5 years
Airplane	9 years

Assets under capital leases are amortized in accordance with the Company's normal depreciation policy for owned assets or over the lease term (regardless of renewal options), if shorter, and the charge to earnings is included in depreciation expense in the Consolidated Financial Statements.

Other identifiable intangible assets, which are included in other noncurrent assets, primarily represent customer lists associated with acquired pharmacies and are being amortized on a straight-line basis over five years.

In 2004, the Company changed the estimated lives of certain store fixtures from five to ten years. Based upon the Company's historical experience, ten years is a closer approximation of the actual lives of these assets. The change in estimate was applied prospectively. As a result of this change in estimate, depreciation expense was favorably impacted by approximately $3.3 million pretax ($.05 per diluted share), $4.5 million pretax ($.07 per diluted share), and $1.3 million pretax ($.02 per diluted share) for the fiscal years 2006, 2005, and 2004, respectively.

Vendor rebates and allowances. The Company receives rebates for a variety of merchandising activities, such as volume commitment rebates, relief for temporary and permanent price reductions, cooperative advertising programs, and for the introduction of new products in our stores. In accordance with the Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor" ("EITF 02-16"), rebates received from a vendor are recorded as a reduction of cost of sales when the product is sold or a reduction to selling, general and administrative expenses if the reimbursement represents a specific incremental and identifiable cost. Should the allowance received exceed the incremental cost, then the excess is recorded as a reduction of cost of sales when the product is sold. Any excess amounts for the periods reported are immaterial. Any rebates received subsequent to merchandise being sold are recorded as a reduction to cost of goods sold when received.

As of February 3, 2007, the Company had approximately 750 vendors who participate in vendor rebate programs and the terms of the agreements with those vendors vary in length from short-term arrangements to be completed within three months to longer-term arrangements that could last up to three years.

In accordance with The American Institute of Certified Public Accountants Statement of Position No. 93-7, Reporting on Advertising Costs ("AICPA SOP 93-7"), the Company charges advertising, including production costs, to selling, general and administrative expense on the first day of the advertising period. Gross advertising expenses for 2006, 2005, and 2004, were $27.4 million, $22.3 million, and $18.9 million, respectively. Gross advertising expenses were reduced by vendor cooperative advertising allowances of $1.1 million, $.5 million, and $.8 million for 2006, 2005, and 2004, respectively. It would be the Company's intention to incur a similar amount of advertising expense as in prior years and in support of our stores even if we did not receive support from our vendors in the form of cooperative adverting programs.

Insurance reserves. The Company is largely self-insured for workers compensation, general liability and employee medical insurance. The Company's liability for self-insurance is determined based on claims known at the time of determination of the reserve and estimates for future payments against incurred losses and claims that have been incurred but not reported. Estimates for future claims costs include uncertainty because of the variability of the factors involved, such as the type of injury or claim, required services by the providers, healing

Management's Discussion and Analysis of Financial Condition and Results of Operations

time, age of claimant, case management costs, location of the claimant, and governmental regulations. These uncertainties or a deviation in future claims trends from recent historical patterns could result in the Company recording additional expenses or expense reductions that might be material to the Company's results of operations. The Company carries additional coverage for excessive or catastrophic claims with stop loss limits of $250,000 for property and general liability and $200,000 for employee medical. The Company's insurance reserve was $8.6 million and $8.5 million on February 3, 2007 and January 28, 2006, respectively. Changes in the reserve over that time period were attributable to additional reserve requirements of $28.4 million netted with reserve utilization of $28.3 million.

Stock-based compensation. Effective January 29, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment",("SFAS No. 123 (R)") using the modified prospective transition method. Under this method, compensation expense recognized in 2006 includes: (1) compensation expense for all share-based payments granted prior to, but not yet vested as of, January 29, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (2) compensation cost for all share-based payments granted subsequent to January 29, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated.

In November 2005, the Financial Accounting Standards Board issued Staff Position No. FAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards" ("FSP FAS 123R-3"). Effective January 29, 2006, the Company has elected to adopt the alternative transition method provided in FSP FAS 123R-3 for calculating the income tax effects of stock-based compensation pursuant to SFAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in-capital pool ("APIC Pool") related to the income tax effects of stock based compensation, and for determining the subsequent impact on the APIC pool and consolidated statements of cash flows of the income tax effects of stock-based compensation awards that are outstanding upon adoption of SFAS 123(R).

Stock-based compensation expense, post adoption of SFAS 123(R), is based on awards ultimately expected to vest, and therefore has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant based on the Company's historical forfeiture experience and will be revised in subsequent periods if actual forfeitures differ from those estimates. The current forfeiture estimate for stock options is 11% and for restricted stock is 4%. For periods prior to 2006, the Company in its proforma disclosures under SFAS 123, recognized forfeitures as they occurred.

For the year ended February 3, 2007, the adoption of SFAS 123(R) fair value method resulted in share-based expense (a component of selling and general and administrative expenses) in the amount of $2.2 million before income taxes and consisted of stock option, ESPP and restricted stock expense of $1.4 million, $.3 million and $.5 million, respectively. The related total income tax benefit was $.2 million.

Prior to January 28, 2006, the Company accounted for share-based payments using the intrinsic-value-based recognition method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25"). As stock options were granted at an exercise price equal to the market value of the underlying common stock on the date of grant, no stock option compensation expense was reflected in net income prior to adopting SFAS 123(R).

As a result of adopting SFAS 123(R), the Company's income before income taxes and net income for fiscal year 2006, were $1.69 million and $1.66 million lower, respectively, than if it had continued to account for share-based compensation under APB 25. Basic and diluted earnings per share for fiscal year 2006 were $.04 and $.04 lower respectively, than if the Company had continued to account for share-based compensation under APB 25.

SFAS 123(R) also requires the benefits of income tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required prior to SFAS 123(R). The impact of adopting SFAS 123(R) on future results will depend on, among other things, levels of share-based payments granted in the future, actual forfeiture rates and the timing of option exercises.

The following table illustrates the effect on net income and earnings per share for the years ended January 28, 2006 and January 29, 2005 as if the Company had applied the fair value recognition provisions of SFAS No. 123(R) to stock based employee compensation.

(Amount in thousands, except per share data)	2005	2004
Net income, as reported	$ 26,094	$ 27,952
Less SFAS No. 123 pro forma compensation expense, net of income taxes	(794)	(995)
SFAS NO. 123 pro forma Net income	$ 25,300	$ 26,957
Basic earnings per share		
As reported	$ 0.66	$ 0.71
Pro forma	0.64	0.69
Diluted earnings per share		
As reported	0.66	0.71
Pro forma	0.64	0.68

Management's Discussion and Analysis of Financial Condition and Results of Operations

Amounts for the year ended February 3, 2007 are not presented in this table because those amounts were recorded in accordance with SFAS No. 123 (R) and are recognized in the Consolidated Financial Statements.

The amounts in this table have been adjusted from the amounts reported in our Annual Report on Form 10-K for the fiscal year ended January 28, 2006 to be calculated following the same method that has been utilized under SFAS No. 123(R). The total impact of the change was to increase the incremental stock option expense per SFAS No. 123(R), net of taxes by $.4 million and $.2 million for fiscal years 2005 and 2004, respectively.

The Company uses the Modified Black-Scholes Option Valuation Model ("BSM") to measure the fair value of stock options granted to employees. The BSM was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock volatility and option life. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The fair value of each option granted is estimated on the date of grant using the BSM with the following weighted average assumptions:

The following is a summary of the methodology applied to develop each assumption:

		(Pro Forma)	(Pro Forma)
	2006	2005	2004
Stock Options			
Expected volatility	**41.4%**	46.6%	41.1%
Risk-free interest rate	**4.8%**	4.3%	1.3%
Expected option life (in years)	**5.9**	5.3	5.7
Expected dividend yield	**0.4%**	0.5%	0.3%
Weighted average fair value at grant date	**$ 6.01**	$ 7.35	$ 5.61
Employee Stock Purchase Plan			
Expected volatility	**38.7%**	41.4%	
Risk-free interest rate	**4.8%**	4.3%	
Expected option life (in years)	**0.63**	0.5	
Expected dividend yield	**0.3%**	0.2%	
Weighted average fair value at grant date	**$ 4.31**	$ 3.37	

Expected Volatility – This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. The Company uses actual historical changes in the market value of our stock to calculate expected price volatility because management believes that this is the best indicator of future volatility. The Company calculates weekly market value changes from the date of grant over a past period representative of the expected life of the options to determine volatility. An increase in the expected volatility will increase compensation expense.

Risk-free Interest Rate – This is the yield of a U.S. Treasury zero-coupon bond issue effective at the grant date with a remaining term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected Lives – This is the period of time over which the options granted are expected to remain outstanding and is based on historical experience. Options granted have a maximum term of seven and one-half years. An increase in the expected life will increase compensation expense.

Dividend Yield – This is based on the historical yield for a period equivalent to the expected life of the option. An increase in the dividend yield will decrease compensation expense.

Forfeiture Rate – This is the estimated percentage of options granted that are expected to be forfeited or cancelled before becoming fully vested. This estimate is based on historical experience. An increase in the forfeiture rate will decrease compensation expense.

Equity incentive plans. See Note 7 to the Consolidated Financial Statements for additional information regarding equity incentive plans.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Postretirement benefits. The Company provides certain health care benefits to its full-time employees that retire between the ages of 58 (effective January 1, 2004 this was changed to 62) and 65 with certain specified levels of credited service. Health care coverage options for retirees under the plan are the same as those available to active employees.

Effective February 3, 2007, the Company began recognizing the funded status of its postretirement benefits plan in accordance with the Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Standards No. 158" ("SFAS No. 158"). SFAS No. 158 requires the Company to display the net over-or–under funded position of a defined benefit postretirement plan as an asset or liability, with any unrecognized prior service costs, transition obligations or actuarial gains/losses reported as a component of accumulated other comprehensive income in stockholders' equity. Prior to February 3, 2007, the Company had accounted for its postretirement benefits plan according to the provisions of SFAS No. 87, Employers' Accounting for Pensions, and related interpretations. See Note 7 to the Consolidated Financial Statements for additional information.

Results of Operations

The following table provides a comparison of Fred's financial results for the past three years. In this table, categories of income and expense are expressed as a percentage of sales.

	For the Year Ended		
	February 3, 2007	January 28, 2006	January 29, 2005
Net Sales	**100.0%**	100.0%	100.0%
Cost of goods sold [1]	**72.0**	71.8	71.9
Gross profit	**28.0**	28.2	28.1
Selling, general and administrative expenses [2]	**25.7**	25.7	25.4
Operating income	**2.3**	2.5	2.7
Interest expense, net	**0.0**	0.1	0.1
Income before taxes	**2.3**	2.4	2.6
Income taxes	**0.8**	0.8	0.7
Net income	**1.5%**	1.6%	1.9%

[1] Cost of goods sold includes the cost of the product sold, along with all costs associated with inbound freight.

[2] Selling, general and administrative expenses include the costs associated with purchasing, receiving, handling, securing, and storing product. These costs are associated with products that have been sold and no longer remain in ending inventory.

Comparable sales: Our policy regarding the calculation of comparable store sales represents the increase or decrease in net sales for stores that have been opened after the end of the twelfth-month following the store's grand opening month, including stores that have been remodeled or relocated during the reporting period. The majority of our remodels and relocations do not include expansion. The purpose of the remodel or the relocation is to change the store's layout, refresh the store with new fixtures, interiors or signage or to locate the store in a more desirable area. This type of change to the store does not necessarily change the product mix or product departments; therefore, on a comparable store sales basis, the store is the same before and after the remodel or relocation. In relation to remodels and relocations, expansions have been much more infrequent and consequently, any increase in the selling square footage is immaterial to the overall calculation of comparable store sales.

Additionally, we do not exclude newly added hardline, softline or pharmacy departments from our comparable store sales calculation because we believe that all departments within a Fred's store create a synergy supporting our overall goals for managing the store, servicing our customer and promoting traffic and sales growth. Therefore, the introduction of all new departments is included in same store sales in the year in which the department is introduced. Likewise, our same store sales calculation is not adjusted for the removal of a department from a location.

Fiscal 2006 Compared to Fiscal 2005

Sales

Net sales increased 11.2% ($177.9 million) in 2006. Approximately $139.8 million of the increase was attributable to a net addition of 56 new stores, and a net addition of 14 pharmacies during 2006, together with the sales of 58 store locations and 17 pharmacies that were opened or upgraded during 2005 and contributed a full year of sales in 2006. During 2006, the Company closed 3 stores and 2 pharmacy locations. Comparable store sales, consisting of sales from stores that have been open for more than one year, increased 2.4% in 2006, which accounted for $ 38.1 million in sales. Comparable store sales for 2006 are computed on the same 53-week period for 2005.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company's front store (non-pharmacy) sales increased approximately 10.4% over 2005 front store sales. Front store sales growth benefited from the above mentioned store additions and improvements, and sales increases in certain categories such as food, beverages, paper and chemicals, tobacco, greeting cards, prepaid products, electronics, hardware, and pets.

Fred's pharmacy sales were 31.9% of total sales in 2006 and 31.3% of total sales in 2005 and continue to rank as the largest sales category within the Company. The total sales in this department, including the Company's mail order operation, increased 13.5% over 2005, with third party prescription sales representing approximately 92% of total pharmacy sales, an increase from 88% in the prior year. The Company's pharmacy sales growth continued to benefit from an ongoing program of purchasing prescription files from independent pharmacies and the addition of pharmacy departments in existing store locations.

Sales to Fred's 24 franchised locations increased approximately $1.7 million in 2006 and represented 2.1% of the Company's total sales, as compared to 2.2% in 2005. The increase in sales to franchised locations results primarily from the sales volume increases experienced by the franchise locations during the year. It is anticipated that this category of business will continue to decline as a percentage of total Company sales since the Company has not added and does not intend to add any additional franchises.

Gross Margin

Gross margin as a percentage of sales decreased to 28.0% in 2006 compared to 28.2% in 2005. The decrease in gross margin results primarily from the $1.2 million below-cost inventory adjustment associated with the discontinuance of the boys and girls apparel departments, as well as the $.9 million below-cost inventory adjustment for planned store closings. Additionally, the increase in lower margin on Medicare sales in the Company's pharmacy department led to the decline in overall Company gross margin.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $424.9 million (24.0% of net sales) in 2006 compared to $380.4 million (23.9% of net sales) in 2005. The increase as a percent of net sales was from higher fuel costs affecting distribution costs (0.1%), higher utilities (0.1%), increased advertising (0.1%) offset by decreases as a percent to net sales in payroll (0.1%) and insurance (0.1%). Depreciation and amortization expense was $29.1 million (1.6% of net sales) in 2006 compared to $27.8 million (1.7 % of net sales) for 2005.

Operating Income

Operating income increased $.8 million or 2.0% to $40.9 million in 2006 from $40.1 million in 2005. Operating income as a percentage of sales was 2.3% in 2006 down from 2.5% in 2005, due primarily to the above-mentioned decrease in gross margin.

Interest Expense, Net

Net interest expense for 2006 totaled $.7 million or less than .1% of sales compared to $.8 million or .1% of sales in 2005.

Income Taxes

The effective income tax rate was 33.5% in 2006, the same rate as last year.

State net operating loss carry-forwards are available to reduce state income taxes in future years. These carry-forwards total approximately $116.3 million for state income tax purposes and expire at various times during the period 2007 through 2026. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of carry-forwards that can be utilized. We have provided a reserve for the portion believed to be more likely than not to expire unused.

The Company's estimates of income taxes and the significant items resulting in the recognition of deferred tax assets and liabilities are described in Note 4 to the Consolidated Financial Statements and reflect the Company's assessment of future tax consequences of transactions that have been reflected in the Company's financial statements or tax returns for each taxing authority in which it operates. Actual income taxes to be paid could vary from these estimates due to future changes in income tax law or the outcome of audits completed by federal and state taxing authorities. We maintain income tax contingency reserves for potential assessments from the federal government or other taxing authority. The reserves are determined based upon the Company's judgment of the probable outcome of the tax contingencies and are adjusted, from time to time, based upon changing facts and circumstances. Changes to the tax contingency reserve could materially affect the Company's future consolidated operating results in the period of change.

Net Income

Net income for 2006 was $26.7 million (or $.67 per diluted share) or approximately 2.5% higher than the $26.1 million (or $.66 per diluted share) reported in 2005.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2005 Compared to Fiscal 2004

Sales

Net sales increased 10.2% ($147.6 million) in 2005. Approximately $130.7 million of the increase was attributable to a net addition of 58 new stores, and a net addition of 17 pharmacies during 2005, together with the sales of 75 store locations and 17 pharmacies that were opened or upgraded during 2004 and contributed a full year of sales in 2005. During 2005, the Company closed 7 stores and 3 pharmacy locations. Comparable store sales, consisting of sales from stores that have been open for more than one year, increased 1.2% in 2005, which accounted for $ 16.9 million in sales.

The Company's front store (non-pharmacy) sales increased approximately 12.8% over 2004 front store sales. Front store sales growth benefited from the above mentioned store additions and improvements, and sales increases in certain categories such as food direct (cooler program), beverages, paper and chemicals, tobacco, greeting cards, prepaid products, electronics, and hardware.

Fred's pharmacy sales were 31.3% of total sales in 2005 and 32.6% of total sales in 2004 and continue to rank as the largest sales category within the Company. The total sales in this department, including the Company's mail order operation, increased 5.7% over 2004, with third party prescription sales representing approximately 88% of total pharmacy sales, a decrease from 89% in the prior year. The Company's pharmacy sales growth continued to benefit from an ongoing program of purchasing prescription files from independent pharmacies and the addition of pharmacy departments in existing store locations.

Sales to Fred's 24 franchised locations increased approximately $1.5 million in 2005 and represented 2.2% of the Company's total sales, as compared to 2.3% in 2004. The increase in sales to franchised locations results primarily from the sales volume increases experienced by the remaining franchise locations during the year. It is anticipated that this category of business will continue to decline as a percentage of total Company sales since the Company has not added and does not intend to add any additional franchises.

Gross Margin

Gross margin as a percentage of sales increased to 28.2% in 2005 compared to 28.1% in 2004. The increase in gross margin results primarily from higher initial margin in pharmacy products through greater conversions of branded to generic pharmaceuticals.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were 25.7% of net sales in 2005 compared with 25.4% of net sales in 2004. The increase for the year results from fuel price increases affecting distribution costs ($3.2 million), higher utilities ($3.3 million) and store repairs and maintenance ($2.2 million). Depreciation expense for 2005 was favorably impacted by approximately $4.5 million from the change in estimated lives of certain store fixtures from five to ten years in late 2004.

Operating Income

Operating income increased approximately $.7 million or 1.7% to $40.1 million in 2005 from $39.4 million in 2004. Operating income as a percentage of sales was 2.5% in 2005 down from 2.7% in 2004, due primarily to the above-mentioned increases in selling, general and administrative expenses.

Interest Expense, Net

Net interest expense for 2005 totaled $.8 million or .1% of sales, the same as in the prior year.

Income Taxes

The effective income tax rate increased to 33.5% in 2005 from 27.6% in 2004. The lower tax rate for 2004 resulted primarily from realization of income tax credits that originated in 2003 and 2004 related to the Company's distribution center in Dublin, Georgia. In 2004, $1.7 million of these credits were recognized. These tax credits will continue to benefit the Company in future years.

State net operating loss carry-forwards are available to reduce state income taxes in future years. These carry-forwards total approximately $112.6 million for state income tax purposes and expire at various times during the period 2006 through 2025. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of carry-forwards that can be utilized. We have provided a reserve for the portion believed to be more likely than not to expire unused.

The Company's estimates of income taxes and the significant items resulting in the recognition of deferred tax assets and liabilities are described in Note 4 to the Consolidated Financial Statements and reflect the Company's assessment of future tax consequences of transactions that have been reflected in the Company's financial statements or tax returns for each taxing authority in which it operates. Actual income taxes to be paid could vary from these estimates due to future changes in income tax law or the outcome of audits completed by federal and state taxing authorities. We maintain income tax contingency reserves for potential assessments from the federal government or other taxing authority. The reserves are determined based upon the Company's judgment of the probable outcome of the tax contingencies and are adjusted, from time to time, based upon changing facts and circumstances. Changes to the tax contingency reserve could materially affect the Company's future consolidated operating results in the period of change.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Income

Net income for 2005 was $26.1 million (or $.66 per diluted share) or approximately 6.6% lower than the $28.0 million (or $.71 per diluted share) reported in 2004.

Liquidity and Capital Resources

The Company's principal capital requirements include funding new stores and pharmacies, remodeling existing stores and pharmacies, maintenance of stores and distribution centers, and the ongoing investment in information systems. Fred's primary sources of working capital have traditionally been cash flow from operations and borrowings under its credit facility. The Company had working capital of $239.9 million, $214.0 million, and $206.4 million at year-end 2006, 2005, and 2004, respectively. Working capital fluctuates in relation to profitability, seasonal inventory levels, net of trade accounts payable, and the level of store openings and closings. Working capital at year-end 2006 increased by approximately $25.9 million from 2005. The increase was primarily attributed to an increase in accounts receivable and a decrease in accounts payable. The Company plans to open 9 new stores and 4 new pharmacies during the first quarter of 2007.

During 2005, we incurred losses caused by Hurricane Katrina, primarily inventory and fixed assets. We reached final settlement of our related insurance claim for inventory, business interruption, etc. in 2006. Insurance proceeds related to fixed assets are included in cash flows from investing activities and proceeds related to inventory losses and business interruption are included in cash flows from operating activities.

Net cash flow provided by operating activities totaled $35.3 million in 2006, $48.5 million in 2005, and $18.4 million in 2004.

In fiscal 2006, inventory together with the LIFO reserve increased by approximately $2.7 million due to controlling inventory and improving merchandise quality during the fiscal year. Accounts receivable increased by approximately $17.5 million due primarily to the shift in our year ending date to include the higher volume of activity around the 1st of the month, combined with increased vendor rebates not yet collected.

In fiscal 2005, cash was primarily used to increase inventories by approximately $30.9 million, or 10%, during the fiscal year. This increase is primarily attributable to our adding a net of 58 new stores, upgrading 12 stores and adding a net of 17 new pharmacies, as well as supporting the increase in comparable store sales. Accounts payable and accrued expenses increased by $12.7 million due primarily to increase in inventory and higher accrued payroll expenses. Income taxes payable increased by approximately $6.2 million due to the increase in the effective tax rate.

In fiscal 2004, cash was primarily used to increase inventories by approximately $37.6 million, or 15%, during the fiscal year. This increase is primarily attributable to our adding a net of 75 new stores, upgrading 30 stores and adding a net of 17 new pharmacies, as well as supporting the increase in comparable store sales. Accounts payable and accrued expenses increased by $2.3 million due primarily to higher accrued expenses. Income taxes payable decreased by approximately $.9 million.

Capital expenditures in 2006 totaled $26.5 compared to $27.8 million in 2005 and $31.8 million in 2004. The 2006 capital expenditures included approximately $11.9 million for new stores and pharmacies, $11.7 million for upgrading existing stores and $2.9 million for technology, corporate and other capital expenditures. The 2005 capital expenditures included approximately $18.3 million for new stores and pharmacies, $7.1 million for upgrading existing stores and $2.4 million for technology, corporate and other capital expenditures. The 2004 capital expenditures included approximately $22.5 million for new stores and pharmacies, $1.8 million for upgrading existing stores, $5.0 million for the Memphis and Dublin distribution center and $2.5 million for technology, corporate and other capital expenditures. Cash used for investing activities also includes $3.4 million in 2006, $3.2 million in 2005, and $2.0 million in 2004 for the acquisition of prescription lists and other pharmacy related items.

In 2007, the Company is planning capital expenditures totaling approximately $27.5 million. Expenditures are planned totaling $20.3 million for new stores and pharmacies as well as the roll-out of our store refresher program. Planned expenditures also include approximately $5.2 million for technology upgrades, and approximately $2.0 million for distribution center equipment and capital maintenance. Technology upgrades in 2007 will be made in the areas of financial reporting, stores POS systems, and pharmacy systems. In addition the Company also plans expenditures of approximately $2.6 million in 2007 for the acquisition of prescription lists and other pharmacy related items.

Cash and cash equivalents were $2.5 million at the end of 2006 compared to $3.1 million at the end of 2005 and $5.4 million at the end of 2004. Short-term investment objectives are to maximize yields while minimizing company risk and maintaining liquidity. Accordingly, limitations are placed on the amounts and types of investments the Company can select.

On October 10, 2005, the Company and Regions Bank, successor in interest to Union Planters, entered into a Seventh Modification Agreement of the Revolving Loan and Credit Agreement to provide a temporary increase of commitment of $20 million and increasing the available credit line to $70 million. The term of the agreement was from October 10, 2005 until December 15, 2005. On December 15, 2005, the available credit line reverted to $50 million. All terms, conditions and covenants remained in place for the Note and credit facility.

Management's Discussion and Analysis of Financial Condition and Results of Operations

On July 29, 2005 the Company and Regions Bank, successor in interest to Union Planters, entered into a Sixth Modification Agreement of the Revolving Loan and Credit Agreement (the "Agreement") dated April 3, 2000 to increase the commitment from the bank from $40 million to $50 million and to extend the term until July 31, 2009. The Agreement bears interest at 1.5% below the prime rate or a LIBOR-based rate. Under the most restrictive covenants of the Agreement, the Company is required to maintain specified shareholders' equity (which was $286.9 million at February 3, 2007) and net income levels. The Company is required to pay a commitment fee to the bank at a rate per annum equal to 0.15% on the unutilized portion of the revolving line commitment over the term of the Agreement. There were $2.2 million and $5.7 million of borrowings outstanding under the Agreement at February 3, 2007 and January 28, 2006, respectively.

The Company believes that sufficient capital resources are available in both the short-term and long-term through currently available cash, cash generated from future operations and, if necessary, the ability to obtain additional financing.

Off-Balance-Sheet Arrangements

The Company has no off-balance sheet financing arrangements.

Effects of Inflation and Changing Prices

The Company believes that inflation and/or deflation had a minimal impact on its overall operations during fiscal years 2006, 2005 and 2004.

Contractual Obligations and Commercial Commitments

As discussed in Note 5 to the Consolidated Financial Statements, the Company leases certain of its store locations under noncancelable operating leases expiring at various dates through 2029. Many of these leases contain renewal options and require the Company to pay contingent rent based upon percent of sales, taxes, maintenance, insurance and certain other operating expenses applicable to the leased properties. In addition, the Company leases various equipment under noncancelable operating leases and certain transportation equipment under capital leases.

The following table summarizes the Company's significant contractual obligations as of February 3, 2007, which excludes the effect of imputed interest:

(Dollars in thousands)	Payments due by period				
Contractual Obligations	Total	< 1 yr	1-3 yrs	3-5 yrs	>5 yrs
Capital Lease obligations (1)	$ 515	$ 386	$ 129	$ –	$ –
Revolving loan (2)	2,305	–	2,305	–	–
Operating leases (3)	182,763	46,481	67,804	38,576	29,902
Equipment leases (4)	5,183	1,390	2,780	936	77
Inventory purchase obligations (5)	133,813	133,813	–	–	–
Industrial revenue bonds (6)	34,587	–	–	–	34,587
Postretirement benefits (7)	591	34	84	92	381
Miscellaneous financing	428	385	43	–	–
Total Contractual Obligations	$360,185	$182,489	$ 73,145	$ 39,604	$ 64,947

(1) Capital lease obligations include related interest.

(2) Revolving loan represents principle maturity for the Company's revolving credit agreement and includes estimated interest of $0.132 million on $2.173 million of debt at 6.0% for 1 year.

(3) Operating leases are described in Note 5 to the Consolidated Financial Statements.

(4) Equipment leases representing cooler program.

(5) Inventory purchase obligations represent open purchase orders and any outstanding purchase commitments as of February 3, 2007.

(6) Industrial revenue bonds are described in Note 3 to the Consolidated Financial Statements.

(7) Postretirement benefits are described in Note 7 to the Consolidated Financial Statements.

As discussed in Note 9 to the Consolidated Financial Statements, the Company had commitments approximating $9.7 million at February 3, 2007 on issued letters of credit, which support purchase orders for merchandise. Additionally, the Company had outstanding letters of credit aggregating $15.7 million at February 3, 2007 utilized as collateral for their risk management programs.

The Company financed the construction of its Dublin, Georgia distribution center with taxable industrial development revenue bonds issued by the City of Dublin and County of Laurens development authority. The Company purchased 100% of the bonds and intends to hold them to maturity, effectively financing the construction with internal cash flow. The Company has offset the investment in the bonds ($34.6 million) against the related liability and neither is reflected in the consolidated balance sheet.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Accounting Pronouncements

In February 2006, The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140," ("SFAS No. 155"). SFAS No. 155 provides a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation. SFAS No. 155 also provides clarification of specific derivative accounting exceptions and sets forth requirements to analyze certain financial assets to determine whether they require bifurcation. SFAS No. 155 is effective for all financial instruments acquired or issued subsequent to fiscal years that begin after September 15, 2006. The adoption of SFAS No. 155 did not have a material effect on the Company's financial statements.

In March 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 156, "Accounting for Servicing of Financial Assets–an amendment of FASB Statement No. 140," ("SFAS No. 156"), which addresses the valuation of servicing assets and servicing liabilities. SFAS No. 156 eliminates the requirement to value servicing assets and servicing liabilities at the lower of cost or market and instead permits these assets and liabilities to be measured at fair value. SFAS No. 156 is effective for fiscal years that begin after September 15, 2006. The adoption of SFAS No. 156 will not have a material effect on the Company's financial statements.

In March 2006, the Emerging Issues Task Force of the Financial Accounting Standards Board released Issue 06-3, "How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement," ("EITF 06-3"). A consensus was reached that entities may adopt a policy of presenting sales taxes in the income statement on either a gross or net basis. If taxes are significant, an entity should disclose its policy of presenting taxes and the amount of taxes if reflected on a gross basis in the income statement. EITF 06-3 is effective for periods beginning after December 15, 2006. The Company presents sales net of sales taxes in its consolidated statement of operations and does not anticipate changing its policy as a result of EITF 06-3.

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No.109." FIN 48 clarifies the accounting for uncertainty in income taxes in an enterprise's financial statements in accordance with FASB Statement No 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, which will be the Company's fiscal 2007 year beginning February 4, 2007. The Company expects to adopt the provisions of FIN 48 in the first quarter of 2007. While the Company is currently assessing the expected results on its financial statements of adopting FIN 48, we have made no determination as to the impact of such adoption.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),"("SFAS 158"). SFAS 158 requires, among other items, recognition of the over funded or under funded status of an entity's defined benefit postretirement plan as an asset or liability, respectively, in the balance sheet, requires the measurement of defined benefit postretirement plan assets and obligations as of the end of the employer's fiscal year, and requires recognition of changes in funded status of defined benefit postretirement plans in the year in which the changes occur in other comprehensive income. SFAS 158 is effective for publicly traded companies as of the end of its fiscal year ending after December 15, 2006 and early application is encouraged. As required the Company adopted SFAS No. 158 in the year ended February 3, 2007. See Note 7, "Employee Benefit Plans," in the Notes to Consolidated Financial Statements for further discussion.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," ("SFAS No. 157") which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The Company is in the process of determining the effect, if any, that the adoption of SFAS 157 will have on its results of operations or financial position.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108"). Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is permitted. The Company adopted SAB 108 for the fiscal year ended February 3, 2007. See Note 1 to the Consolidated Financial Statements for further discussion.

In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities–Including an Amendment of FASB Statement No. 115," ("SFAS No. 159"). SFAS No. 159 allows companies the choice to measure many financial instruments and certain other items at fair value. This gives a company the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently reviewing the impact of SFAS No. 159 on our Consolidated Financial Statements and expect to complete this evaluation in 2007.

Consolidated Balance Sheets

(In thousands, except for number of shares)	February 3, 2007	January 28, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,475	$ 3,145
Inventories	304,969	303,800
Receivables, less allowance for doubtful accounts of $719 and $698, respectively	29,097	20,622
Other non trade receivables	18,953	11,181
Prepaid expenses and other current assets	12,224	10,790
Total current assets	367,718	349,538
Property and equipment, at depreciated cost	138,031	139,134
Equipment under capital leases, less accumulated amortization of $4,578, and $4,203, respectively	390	765
Other noncurrent assets, net	9,570	8,704
Total assets	$ 515,709	$ 498,141
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 64,349	$ 78,491
Current portion of indebtedness	385	510
Current portion of capital lease obligations	352	543
Accrued expenses and other	42,159	31,449
Income taxes payable	4,188	6,196
Deferred income taxes	16,396	18,329
Total current liabilities	127,829	135,518
Long-term portion of indebtedness	2,216	6,338
Deferred income taxes	12,425	10,494
Long-term portion of capital lease obligations	115	477
Other noncurrent liabilities	3,856	5,719
Total liabilities	146,441	158,546
Commitments and contingencies (Notes 2, 5 and 9)		
Shareholders' equity:		
Preferred stock, nonvoting, no par value, 10,000,000 shares authorized, none outstanding	–	–
Preferred stock, Series A junior participating nonvoting, no par value, 224,594 shares authorized, none outstanding	–	–
Common stock, Class A voting, no par value, 60,000,000 shares authorized, 40,068,953 shares and 39,860,188 shares issued & outstanding, respectively	135,803	134,218
Common stock, Class B nonvoting, no par value, 11,500,000 shares authorized, none outstanding	–	–
Retained earnings	232,382	207,643
Unearned compensation	–	(2,266)
Accumulated other comprehensive income	1,083	–
Total shareholders' equity	369,268	339,595
Total liabilities and shareholders' equity	$ 515,709	$ 498,141

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

	Common Stock		Retained	Unearned	Accumulated Other Comprehensive	
(In thousands, except share and per share amounts)	Shares	Amount	Earnings	Compensation	Income	Total
Balance, January 31, 2004	39,105,639	$ 126,430	$ 159,920	$ –		$ 286,350
Cash dividends paid ($.08 per share)	–	–	(3,140)	–		(3,140)
Issuance of restricted stock	175,969	2,807	–	(2,807)		–
Amortization of unearned compensation	–	–	–	110		110
Other cancellation	(12)	–	–	–		–
Exercises of stock options	410,495	2,297	–	–		2,297
Income tax benefit on exercise of stock options	–	977	–	–		977
Net income	–	–	27,952	–	–	27,952
Balance, January 29, 2005	39,692,091	$ 132,511	$ 184,732	$ (2,697)	$ –	$ 314,546
Cash dividends paid ($.08 per share)	–	–	(3,183)	–		(3,183)
Issuance of restricted stock	476	78	–	–		78
Issuance of shares under employee stock purchase plan	32,583	469	–	–		469
Amortization of unearned compensation	–	–	–	431		431
Other cancellation	(5,016)	–	–	–		–
Exercises of stock options	140,054	1,026	–	–		1,026
Income tax benefit on exercise of stock options	–	134	–	–		134
Net income	–	–	26,094	–	–	26,094
Balance, January 28, 2006	**39,860,188**	**$ 134,218**	**$ 207,643**	**$ (2,266)**	**$ –**	**$ 339,595**
Cumulative effect of the adoption of	–	–	–	–		
SAB 108 (Note 1) (net of tax $597)	–	–	**1,185**	–		**1,185**
Cash dividends paid ($.08 per share)		–	**(3,192)**	–		**(3,192)**
Issuance of restricted stock	**66,889**	–	–	–		–
Issuance of shares under employee stock purchase plan	**83,104**	**1,230**	–	–		**1,230**
Adjustment to initially apply FAS 123 (R)	–	**(2,266)**	–	**2,266**		–
Amortization of restricted stock	–	**512**	–	–		**512**
Other cancellation	**(3,380)**	**(38)**	–	–		**(38)**
Exercises of stock options	**62,152**	**2,092**	–	–		**2,092**
Income tax benefit on exercise of stock options	–	**55**	–	–		**55**
Adjustment to initially apply SFAS No. 158 (net of tax)	–	–	–	–	**1,083**	**1,083**
Net income	–	–	**26,746**	–		**26,746**
Balance, February 3, 2007	**40,068,953**	**$ 135,803**	**$ 232,382**	**$ –**	**$ 1,083**	**$ 369,268**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)	For the Years Ended February 3, 2007	January 28, 2006	January 29, 2005
Cash flows from operating activities:			
Net income	**$ 26,746**	$ 26,094	$ 27,952
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	**29,102**	27,755	28,148
Net loss on asset disposition and impairments	**594**	–	–
Provision for store closures and asset impairments	**1,792**	–	–
Stock-based compensation	**2,199**	431	110
Provision for uncollectible receivables	**21**	69	(808)
LIFO reserve increase	**1,571**	2,493	1,942
Deferred income tax expense (benefit)	**(547)**	3,632	10,106
Issuance (net of cancellation) of restricted stock	**–**	78	–
Income tax benefit upon exercise of stock options	**(55)**	134	977
(Increase) decrease in operating assets:			
Receivables	**(17,481)**	(1,550)	(3,291)
Insurance receivables - Hurricane Katrina	**2,713**	–	–
Inventories	**(3,681)**	(30,928)	(37,559)
Other assets	**(1,434)**	(1,011)	(10,449)
Increase (decrease) in operating liabilities:			
Accounts payable and accrued expenses	**(3,433)**	12,730	2,250
Income taxes payable	**(2,550)**	6,196	(930)
Other noncurrent liabilities	**(234)**	2,339	(55)
Net cash provided by operating activities	**35,323**	48,462	18,393
Cash flows from investing activities:			
Capital expenditures	**(26,534)**	(27,757)	(31,784)
Proceeds from asset dispositions	**138**	–	–
Insurance recoveries for replacement assets	**282**	–	–
Asset acquisition(primarily intangibles)	**(3,439)**	(3,154)	(2,006)
Net cash used in investing activities	**(29,553)**	(30,911)	(33,790)
Cash flows from financing activities:			
Payments of indebtedness and capital lease obligations	**(1,367)**	(694)	(734)
Proceeds from (repayments of) revolving line of credit, net	**(3,533)**	(17,392)	17,598
Excess tax benefits from stock-based compensation	**55**	–	–
Proceeds from exercise of stock options and issuances under employee stock purchase plan	**1,597**	1,498	2,297
Dividends paid	**(3,192)**	(3,183)	(3,140)
Net cash (used) provided by financing activities	**(6,440)**	(19,771)	16,021
Increase (decrease) in cash and cash equivalents	**(670)**	(2,220)	624
Cash and cash equivalents:			
Beginning of year	**3,145**	5,365	4,741
End of year	**$ 2,475**	$ 3,145	$ 5,365
Supplemental disclosures of cash flow information:			
Interest paid	$ 818	$ 985	$ 757
Income taxes paid	$ 16,781	$ –	$ 6,400
Non-cash activities:			
Assets acquired through issuance of term loan	$ 100	$ 1,058	$ –

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

Note 1 - Description Of Business And Summary Of Significant Accounting Policies

Description of business. The primary business of Fred's, Inc. and subsidiaries (the "Company") is the sale of general merchandise through its retail discount stores and full service pharmacies. In addition, the Company sells general merchandise to its 24 franchises. As of February 3, 2007, the Company had 677 retail stores and 289 pharmacies located in 15 states mainly in the Southeastern United States.

Consolidated financial statements. The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated.

Fiscal year. The Company utilizes a 52 - 53 week accounting period which ends on the Saturday closest to January 31. Fiscal years 2006, 2005, and 2004, as used herein, refer to the years ended February 3, 2007, January 28, 2006, and January 29, 2005, respectively. The fiscal year 2006 had 53 weeks and the fiscal years 2005 and 2004 each had 52 weeks.

Use of estimates. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates and such differences could be material to the financial statements.

Cash and cash equivalents. Cash on hand and in banks, together with other highly liquid investments which are subject to market fluctuations and having original maturities of three months or less, are classified as cash and cash equivalents. Included in accounts payable are outstanding checks in excess of funds on deposit, which totaled $6,480 at February 3, 2007 and $16,490 at January 28, 2006.

Allowance for doubtful accounts. The Company is reimbursed for drugs sold by its pharmacies by many different payors including insurance companies, Medicare and various state Medicaid programs. The Company estimates the allowance for doubtful accounts on a payor-specific basis, given its interpretation of the contract terms or applicable regulations. However, the reimbursement rates are often subject to interpretations that could result in payments that differ from the Company's estimates. Additionally, updated regulations and contract negotiations occur frequently, necessitating the Company's continual review and assessment of the estimation process. Senior management reviews accounts receivable on a quarterly basis to determine if any receivables are potentially uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in our overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance account.

Inventories. Merchandise inventories are valued at the lower of cost or market using the retail first-in, first-out (FIFO) method for goods in our stores and the cost first-in, first-out (FIFO) method for goods in our distribution centers. The retail inventory method is a reverse mark-up, averaging method which has been widely used in the retail industry for many years. This method calculates a cost-to-retail ratio that is applied to the retail value of inventory to determine the cost value of inventory and the resulting cost of goods sold and gross margin. The assumption that the retail inventory method provides for valuation at lower of cost or market and the inherent uncertainties therein are discussed in the following paragraphs.

In order to assure valuation at the lower of cost or market, the retail value of our inventory is adjusted on a consistent basis to reflect current market conditions. These adjustments include increases to the retail value of inventory for initial markups to set the selling price of goods or additional markups to adjust pricing for inflation and decreases to the retail value of inventory for markdowns associated with promotional, seasonal or other declines in the market value. Because these adjustments are made on a consistent basis and are based on current prevailing market conditions, they approximate the carrying value of the inventory at net realizable value (market value). Therefore, the cost value of our inventory is stated at the lower of cost or market as is prescribed by U.S. GAAP.

Because the approximation of net realizable value (market value) under the retail inventory method is based on estimates such as markups, markdowns and inventory losses (shrink) there exists an inherent uncertainty in the final determination of inventory cost and gross margin. In order to mitigate that uncertainty, the Company has a formal review by product class which considers such variables as current market trends, seasonality, weather patterns and age of merchandise to ensure that markdowns are taken currently, or a markdown reserve is established to cover future anticipated markdowns. This review also considers current pricing trends and inflation to ensure that markups are taken if necessary. The estimation of inventory losses is a significant element in approximating the carrying value of inventory at net realizable value, and as such the following paragraph describes our estimation method as well as the steps we take to mitigate the risk of this estimate in the determination of the cost value of inventory.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

The Company calculates inventory losses (shrink) based on actual inventory losses occurring as a result of physical inventory counts during each fiscal period and estimated inventory losses occurring between yearly physical inventory counts. The estimate for shrink occurring in the interim period between physical counts is calculated on a store- specific basis and is based on history, as well as performance on the most recent physical count. It is calculated by multiplying each store's shrink rate, which is based on the previously mentioned factors, by the interim period's sales for each store. Additionally, the overall estimate for shrink is adjusted at the corporate level to a three-year historical average to ensure that the overall shrink estimate is the most accurate approximation of shrink based on the Company's overall history of shrink. The three-year historical estimate is calculated by dividing the "book to physical" inventory adjustments for the trailing 36 months by the related sales for the same period. In order to reduce the uncertainty inherent in the shrink calculation, the Company first performs the calculation at the lowest practical level (by store) using the most current performance indicators. This ensures a more reliable number, as opposed to using a higher level aggregation or percentage method. The second portion of the calculation ensures that the extreme negative or positive performance of any particular store or group of stores does not skew the overall estimation of shrink. This portion of the calculation removes additional uncertainty by eliminating short-term peaks and valleys that could otherwise cause the underlying carrying cost of inventory to fluctuate unnecessarily. The Company has not experienced any significant change in shrink as a percentage of sales from year to year during the subject reporting periods.

Management believes that the Company's Retail Inventory Method provides an inventory valuation which reasonably approximates cost and results in carrying inventory at the lower of cost or market. For pharmacy inventories, which were approximately $36,426 and $35,542 at February 3, 2007 and January 28, 2006, respectively, cost was determined using the retail LIFO (last-in, first-out) method in which inventory cost is maintained using the Retail Inventory Method method, then adjusted by application of the Producer Price Index published by the U.S. Department of Labor for the cumulative annual periods. The current cost of inventories exceeded the LIFO cost by approximately $13,784 at February 3, 2007 and $12,213 at January 28, 2006. The LIFO reserve increased by approximately $1,571, $2,493, and $1,942, during 2006, 2005, and 2004, respectively.

The Company recorded a below-cost inventory adjustment of approximately $2.1 million included in cost of goods sold in the consolidated statements of income for the year ended February 3, 2007 to reflect the impact of the Company's plans to liquidate the boys and girls apparel departments and to record a markdown related to the closure of approximately 20 stores.

Property and equipment. Property and equipment are carried at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets. Improvements to leased premises are amortized using the straight-line method over the shorter of the initial term of the lease or the useful life of the improvement. Leasehold improvements added late in the lease term are amortized over the shorter of the remaining term of the lease (including the upcoming renewal option, if the renewal is reasonably assured) or the useful life of the improvement, whichever is lesser. Gains or losses on the sale of assets are recorded at disposal. The following average estimated useful lives are generally applied:

	Estimated Useful Lives
Building and building improvements	8 - 30 years
Furniture, fixtures and equipment	3 - 10 years
Leasehold improvements	3 - 10 years or term of lease, if shorter
Automobiles and vehicles	3 - 5 years
Airplane	9 years

Assets under capital leases are amortized in accordance with the Company's normal depreciation policy for owned assets or over the lease term (regardless of renewal options), if shorter, and the charge to earnings is included in depreciation expense in the Consolidated Financial Statements.

Leases. Certain operating leases include rent increases during the initial lease term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the term of the lease (which includes the pre-opening period of construction, renovation, fixturing and merchandise placement) and records the difference between the amounts charged to operations and amounts paid as a rent liability. Rent is recognized on a straight-line basis over the lease term, which includes any rent holiday period. Some of our leases provide for contingent rent payments. The Company accrues for contingent rents in the period they become probable.

The Company occasionally receives reimbursements from landlords to be used towards construction of the store the Company intends to lease. The reimbursement is primarily for the purpose of performing work required to divide a much larger location into smaller segments, one of which the Company will use for its store. This work could include the addition or demolition of walls,

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

separation of plumbing, utilities, electric work, entrances (front and back) and other work as required. Leasehold improvements are recorded at their gross costs including items reimbursed by landlords. The reimbursements are initially recorded as a deferred credit and then amortized as a reduction of rent expense over the initial lease term.

Based upon an overall analysis of store performance and expected trends, we periodically evaluate the need to close underperforming stores. When we determine that an underperforming store should be closed and a lease obligation still exists, we record the estimated future liability associated with the rental obligation on the date the store is closed in accordance with SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." Liabilities are computed based at the point of closure for the present value of any remaining operating lease obligations, net of estimated sublease income, and at the communication date for severance and other exit costs, as prescribed by SFAS 146. The assumptions in calculating the liability include the timeframe expected to terminate the lease agreement, estimates related to the sublease of potential closed locations, and estimation of other related exit costs. If the actual timing and the potential termination costs or realization of sublease income differ from our estimates, the resulting liabilities could vary from recorded amounts. We periodically review the liability for closed stores and make adjustments when necessary.

Impairment of long-lived assets. The Company's policy is to review the carrying value of all long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In accordance with Statement of Financial Accounting Standards ("SFAS") 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we review for impairment stores open or remodeled more than two years for which current cash flows from operations are negative. Impairment results when the carrying value of the assets exceeds the undiscounted future cash flows over the life of the lease. Our estimate of undiscounted future cash flows over the lease term is based upon historical operations of the stores and estimates of future store profitability which encompasses many factors that are subject to management's judgment and are difficult to predict. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset's fair value. The fair value is estimated based primarily upon future cash flows (discounted at our credit adjusted risk-free rate) or other reasonable estimates of fair market value.

In the fourth quarter of 2006, the Company recorded approximately $0.9 million in selling, general and administrative expense in the consolidated statements of income to reflect impairment charges for furniture and fixtures and leasehold improvements relating to the planned store closures.

Vendor rebates and allowances. The Company receives vendor rebates for achieving certain purchase or sales volume and receives vendor allowances to fund certain expenses. The Emerging Issues Task Force ("EITF") Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor," ("EITF 02-16") is effective for arrangements with vendors initiated on or after January 1, 2003. EITF 02-16 addresses the accounting and income statement classification for consideration given by a vendor to a retailer in connection with the sale of the vendor's products or for the promotion of sales of the vendor's products. The EITF concluded that such consideration received from vendors should be reflected as a decrease in prices paid for inventory and recognized in cost of sales as the related inventory is sold, unless specific criteria are met qualifying the consideration for treatment as reimbursement of specific, identifiable incremental costs. The provisions of this consensus have been applied prospectively.

For vendor funding arrangements that were entered into prior to December 31, 2002 and have not been modified subsequently, the Company recognizes a reduction to selling, general and administrative expenses or cost of goods sold when the vendor allowance is earned.

During the quarter ended October 29, 2005, the Company renewed its contract with its primary pharmaceutical wholesaler, AmerisourceBergen Corporation. The renewal of this contract impacted the Company's financial statements because of the application of the provisions of EITF 02-16. The effect on the financial statements, which occurred during the third quarter, was a deferral of the associated rebates against cost of sales of $2.2 million pretax (estimated at $0.03 per diluted share, after tax). This change in timing had no effect on cash flow for the quarter. While the contract was not due to mature until January 31, 2006, the renewal terms were positive to overall earnings and we expect the Company to benefit through better pricing.

Prior to the close of the year ended February 3, 2007, the Company discovered additional rebates due from its primary pharmacy vendor (AmerisourceBergen) that were associated with purchases made from 2002 to 2006 and aggregated to approximately $2.8 million. In accordance with the transition guidance in the Securities and Exchange Commissions Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements in Current Year Financial Statements" (SAB No. 108), the Company recorded, net of tax, the prior year effects ($1.8 million) of the misstatement as a cumulative adjustment to the retained earnings in the Stockholders Equity Section. This treatment is directed in the guidance for amounts that are deemed immaterial to the respective prior years' statements, as these amounts were to the years mentioned previously. The $1.0 million (pretax) related to the current year was recognized in the current year income for the quarterly period ended February 3, 2007.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108"). Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is permitted. The Company adopted SAB 108 for the fiscal year ended February 3, 2007. See Note 1 to the Consolidated Financial Statements for further discussion.

The following table summarizes the effects of applying the guidance in SAB 108 (in thousands):

	Period in which the Misstatement Originated [1]			
	Cumulative Prior to January 31, 2004	January 29, 2005	January 28, 2006	Adjustment recorded as of February 3, 2007
Other non trade receivables [2]	$ 674	$ 485	$ 623	$ 1,782
Income taxes payable [3]	(226)	(162)	(209)	(597)
Impact on net income [4]	$ 448	$ 323	$ 414	
Retained earnings [5]				$ 1,185

[1] The Company quantified these errors under both the roll-over and iron- curtain methods and concluded that they were immaterial to the respective periods.

[2] As a result of the misstatement described above, the Company's cost of goods sold was overstated by approximately $0.7 million in years 2002 to 2003, $0.5 million in 2004, and $0.6 million in 2005. The Company recorded an increase in other non trade receivables of $1.8 million as of February 3, 2007 with a corresponding increase in retained earnings to correct these misstatements.

[3] As a result of the misstatement described above, the Company's income tax expense was understated by $0.2 million in years 2002 to 2003, $0.2 million in 2004, and $0.2 million in 2005. The Company recorded an increase in income taxes payable of $0.6 million as of February 3, 2007 with a corresponding decrease in retained earnings to correct these misstatements.

[4] Represents the net understatement of net income for the indicated periods resulting from these misstatements.

[5] Represents the net increase to retained earnings as of February 3, 2007 to record as a prior period adjustment.

Selling, general and administrative expenses. The Company includes buying, warehousing, distribution, depreciation and amortization and occupancy costs in selling, general and administrative expenses.

Advertising. In accordance with The American Institute of Certified Public Accountants Statement of Position No. 93-7, Reporting on Advertising Costs (AICPA SOP 93-7), the Company charges advertising, including production costs, to selling, general and administrative expense on the first day of the advertising period. Gross advertising expenses for 2006, 2005, and 2004, were $27.4 million, $22.3 million, and $18.9 million, respectively. Gross advertising expenses were reduced by vendor cooperative advertising allowances of $1.1 million, $.5 million, and $.8 million for 2006, 2005, and 2004, respectively. It would be the Company's intention to incur a similar amount of advertising expense as in prior years and in support of our stores even if we did not receive support from our vendors in the form of cooperative adverting programs.

Preopening costs. The Company charges to expense the preopening costs of new stores as incurred. These costs are primarily labor to stock the store, rent, preopening advertising, store supplies and other expendable items.

Revenue recognition. The Company markets goods and services through Company owned stores and 24 franchised stores as of February 3, 2007. Net sales includes sales of merchandise from Company owned stores, net of returns and exclusive of sales taxes. Sales to franchised stores are recorded when the merchandise is shipped from the Company's warehouse. Revenues resulting from layaway sales are recorded upon delivery of the merchandise to the customer.

The Company also sells gift cards for which the revenue is recognized at time of redemption. The Company records a gift card liability on the date the gift card is issued to the customer. Revenue is recognized and the gift card liability is reduced as the customer redeems the gift card. The Company will recognize as revenue when the likelihood of the gift card being redeemed is remote (gift card breakage). The Company has not recognized any revenue from gift card breakage since the inception of the program in May 2004.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

In addition, the Company charges the franchised stores a fee based on a percentage of their purchases from the Company. These fees represent a reimbursement for use of the Fred's name and other administrative costs incurred on behalf of the franchised stores and are therefore netted against selling, general and administrative expenses. Total franchise income for 2006, 2005, and 2004 was $2,019, $1,891, and $1,869, respectively.

Other intangible assets. Other identifiable intangible assets, which are included in other noncurrent assets, primarily represent customer lists associated with acquired pharmacies and are being amortized on a straight-line basis over five years. Intangibles, net of accumulated amortization, totaled $6,975 at February 3, 2007 and $6,097 at January 28, 2006. Accumulated amortization at February 3, 2007 and January 28, 2006 totaled $10,675 and $8,012, respectively. Amortization expense for 2006, 2005, and 2004, was $2,663, $2,180, and $1,804, respectively. Estimated amortization expense for each of the next 5 years is as follows: 2007 - $2,359, 2008 - $1,990, 2009 - $1,503, 2010 - $900, and 2011- $223.

Financial instruments. At February 3, 2007, the Company did not have any outstanding derivative instruments. The recorded value of the Company's financial instruments, which include cash and cash equivalents, receivables, accounts payable and indebtedness, approximates fair value. The following methods and assumptions were used to estimate fair value of each class of financial instrument: (1) the carrying amounts of current assets and liabilities approximate fair value because of the short maturity of those instruments and (2) the fair value of the Company's indebtedness is estimated based on the current borrowing rates available to the Company for bank loans with similar terms and average maturities. Most of our indebtedness is under variable interest rates.

Insurance reserves. The Company is largely self-insured for workers compensation, general liability and employee medical insurance. The Company's liability for self-insurance is determined based on claims known at the time of determination of the reserve and estimates for future payments against incurred losses and claims that have been incurred but not reported. Estimates for future claims costs include uncertainty because of the variability of the factors involved, such as the type of injury or claim, required services by the providers, healing time, age of claimant, case management costs, location of the claimant, and governmental regulations. These uncertainties or a deviation in future claims trends from recent historical patterns could result in the Company recording additional expenses or expense reductions that might be material to the Company's results of operations. The Company carries additional coverage for excessive or catastrophic claims with stop loss limits of $250,000 for property and general liability and $200,000 for employee medical. The Company's insurance reserve was $8.6 million and $8.5 million on February 3, 2007 and January 28, 2006, respectively. Changes in the reserve over that time period were attributable to additional reserve requirements of $28.4 million netted with reserve utilization of $28.3 million.

Stock-based compensation. Effective January 29, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment," using the modified prospective transition method. Under this method, compensation expense recognized in 2006 includes: (1) compensation expense for all share-based payments granted prior to, but not yet vested as of, January 29, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (2) compensation cost for all share-based payments granted subsequent to January 29, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated.

In November 2005, FASB issued Staff Position No. FAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards" ("FSP FAS 123R-3"). Effective January 29, 2006, the Company has elected to adopt the alternative transition method provided in FSP FAS 123R-3 for calculating the income tax effects of stock-based compensation pursuant to SFAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in-capital pool ("APIC Pool") related to the income tax effects of stock based compensation, and for determining the subsequent impact on the APIC pool and consolidated statements of cash flows of the income tax effects of stock-based compensation awards that are outstanding upon adoption of SFAS 123(R).

Stock-based compensation expense, post adoption of SFAS 123(R), is based on awards ultimately expected to vest, and therefore has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant based on the Company's historical forfeiture experience and will be revised in subsequent periods if actual forfeitures differ from those estimates. The current forfeiture estimate for stock options is 11% and for restricted stock is 4%. For periods prior to 2006, the Company in its proforma disclosures under SFAS 123, recognized forfeitures as they occurred.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

For fiscal year 2006, the adoption of SFAS 123(R) fair value method resulted in share-based expense (a component of selling and general and administrative expenses) in the amount of $2.2 million before income taxes and consisted of stock option, ESPP and restricted stock expense of $1.4 million, $.3 million and $.5 million, respectively. The related total income tax benefit was $.2 million.

Prior to January 28, 2006, the Company accounted for share-based payments using the intrinsic-value-based recognition method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25"). As stock options were granted at an exercise price equal to the market value of the underlying common stock on the date of grant, no stock option compensation expense was reflected in net income prior to adopting SFAS 123(R).

As a result of adopting SFAS 123(R), the Company's income before income taxes and net income for fiscal year 2006, were $1.7 million and $1.7 million lower, respectively, than if it had continued to account for share-based compensation under APB 25. Basic and diluted earnings per share for fiscal year 2006 were $.04 and $.04 lower respectively, than if the Company had continued to account for share-based compensation under APB 25.

SFAS 123(R) also requires the benefits of income tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required prior to SFAS 123(R). The impact of adopting SFAS 123(R) on future results will depend on, among other things, levels of share-based payments granted in the future, actual forfeiture rates and the timing of option exercises.

The following table illustrates the effect on 2005 and 2004 net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123(R) to stock based employee compensation.

(Amount in thousands, except per share data)	2005	2004
Net income, as reported	$ 26,094	$ 27,952
Less SFAS No. 123 pro forma compensation expense, net of income taxes	(794)	(995)
SFAS NO. 123 pro forma Net income	$ 25,300	$ 26,957
Basic earnings per share		
As reported	$ 0.66	$ 0.71
Pro forma	0.64	0.69
Diluted earnings per share		
As reported	0.66	0.71
Pro forma	0.64	0.68

Disclosures for the year ended February 3, 2007 are not presented because the amounts are recognized in the Consolidated Financial Statements.

The amounts in this table have been adjusted from the amounts reported in our Annual Report on Form 10-K for the fiscal year ended January 28, 2006 to be calculated following the same method that has been utilized under SFAS No. 123(R). The total impact of the change was to increase the incremental stock option expense per SFAS No. 123(R), net of taxes by $.4 million and $.2 million for fiscal years 2005 and 2004, respectively.

The Company uses the modified Black-Scholes Option Valuation Model ("BSM") to measure the fair value of stock options granted to employees. The BSM option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock volatility and life. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

The fair value of each option granted is estimated on the date of grant using the BSM with the following weighted average assumptions:

	2006	(Pro Forma) 2005	(Pro Forma) 2004
Stock Options			
Expected volatility	**41.4%**	46.6%	41.1%
Risk-free interest rate	**4.8%**	4.3%	1.3%
Expected option life (in years)	**5.9**	5.3	5.7
Expected dividend yield	**0.4%**	0.5%	0.3%
Weighted average fair value at grant date	**$ 6.01**	$ 7.35	$ 5.61
Employee Stock Purchase Plan			
Expected volatility	**38.7%**	41.4%	
Risk-free interest rate	**4.8%**	4.3%	
Expected option life (in years)	**0.63**	0.5	
Expected dividend yield	**0.3%**	0.2%	
Weighted average fair value at grant date	**$ 4.31**	$ 3.37	

The following is a summary of the methodology applied to develop each assumption:

Expected Volatility – This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. The Company uses actual historical changes in the market value of our stock to calculate expected price volatility because management believes that this is the best indicator of future volatility. The Company calculates weekly market value changes from the date of grant over a past period representative of the expected life of the options to determine volatility. An increase in the expected volatility will increase compensation expense.

Risk-free Interest Rate – This is the yield of a U.S. Treasury zero-coupon bond issue effective at the grant date with a remaining term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected Lives – This is the period of time over which the options granted are expected to remain outstanding and is based on historical experience. Options granted have a maximum term of seven and one-half years. An increase in the expected life will increase compensation expense.

Dividend Yield – This is based on the historical yield for a period equivalent to the expected life of the option. An increase in the dividend yield will decrease compensation expense.

Forfeiture Rate – This is the estimated percentage of options granted that are expected to be forfeited or cancelled before becoming fully vested. This estimate is based on historical experience. An increase in the forfeiture rate will decrease compensation expense.

Income taxes. The Company reports income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the asset and liability method is used for computing future income tax consequences of events, which have been recognized in the Company's Consolidated Financial Statements or income tax returns. Deferred income tax expense or benefit is the net change during the year in the Company's deferred income tax assets and liabilities.

Business segments. The Company operates in a single reportable operating segment.

Comprehensive income. Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to gains and losses that under generally accepted accounting principles are recorded as an element of stockholders' equity but are excluded from net income. The Company's accumulated other income includes the effect of

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

adopting SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," an amendment of FASB Statements No. 87, 88, 106, and 132(R)("SFAS No. 158"). See Note 7, "Employee Benefit Plans," in the Notes to Consolidated Financial Statements for further discussion.

Reclassifications. Certain prior year amounts have been reclassified to conform to the 2006 presentation.

Recent accounting pronouncements. In February 2006, The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140," ("SFAS No. 155"). SFAS No. 155 provides a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation. SFAS No. 155 also provides clarification of specific derivative accounting exceptions and sets forth requirements to analyze certain financial assets to determine whether they require bifurcation. SFAS No. 155 is effective for all financial instruments acquired or issued subsequent to fiscal years that begin after September 15, 2006. The adoption of SFAS No. 155 did not have a material effect on the Company's financial statements.

In March 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 156, "Accounting for Servicing of Financial Assets–an amendment of FASB Statement No. 140," ("SFAS No. 156"), which addresses the valuation of servicing assets and servicing liabilities. SFAS No. 156 eliminates the requirement to value servicing assets and servicing liabilities at the lower of cost or market and instead permits these assets and liabilities to be measured at fair value. SFAS No. 156 is effective for fiscal years that begin after September 15, 2006. The adoption of SFAS No. 156 did not have a material effect on the Company's financial statements.

In March 2006, the Emerging Issues Task Force of the Financial Accounting Standards Board released Issue 06-3, "How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement," ("EITF 06-3"). A consensus was reached that entities may adopt a policy of presenting sales taxes in the income statement on either a gross or net basis. If taxes are significant, an entity should disclose its policy of presenting taxes and the amount of taxes if reflected on a gross basis in the income statement. EITF 06-3 is effective for periods beginning after December 15, 2006. The Company presents sales net of sales taxes in its consolidated statement of operations and does not anticipate changing its policy as a result of EITF 06-3.

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No.109." FIN 48 clarifies the accounting for uncertainty in income taxes in an enterprise's financial statements in accordance with FASB Statement No 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, which will be the Company's fiscal 2007 year beginning February 4, 2007. The Company expects to adopt the provisions of FIN 48 in the first quarter of 2007. While the Company is currently assessing the expected results on its financial statements of adopting FIN 48, we have made no determination as to the impact of such adoption.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," an amendment of FASB Statements No. 87, 88, 106, and 132(R),"("SFAS 158"). SFAS 158 requires, among other items, recognition of the over funded or under funded status of an entity's defined benefit postretirement plan as an asset or liability, respectively, in the balance sheet, requires the measurement of defined benefit postretirement plan assets and obligations as of the end of the employer's fiscal year, and requires recognition of changes in funded status of defined benefit postretirement plans in the year in which the changes occur in other comprehensive income. SFAS 158 is effective for publicly traded companies as of the end of its fiscal year ending after December 15, 2006 and early application is encouraged. As required the Company adopted SFAS No. 158 in the year ended February 3, 2007. See Note 7, "Employee Benefit Plans," in the Notes to Consolidated Financial Statements for further discussion.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," ("SFAS No. 157") which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The Company is in the process of determining the effect, if any, that the adoption of SFAS 157 will have on its results of operations or financial position.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108"). Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is permitted. The Company adopted SAB 108 for the fiscal year ended February 3, 2007. See Note 1 to the Consolidated Financial Statements for further discussion.

In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities–Including an Amendment of FASB Statement No. 115," ("SFAS No. 159"). SFAS No. 159 allows companies the choice to measure many financial instruments and certain other items at fair value. This gives a company the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently reviewing the impact of SFAS No. 159 on our Consolidated Financial Statements and expect to complete this evaluation in 2007.

Note 2 – Detail of Certain Balance Sheet Accounts

	2006	2005
Property and equipment, at cost:		
Buildings and building improvements	**$ 76,623**	$ 74,960
Leasehold improvements	**45,097**	38,901
Automobiles and vehicles	**6,429**	6,232
Airplane	**4,697**	4,697
Furniture, fixtures and equipment	**216,448**	200,049
	349,294	324,839
Less accumulated depreciation and amortization	**(215,879)**	(190,306)
	133,415	134,533
Construction in progress	**353**	325
Land	**4,263**	4,276
Total property and equipment, at depreciated cost	**$ 138,031**	$ 139,134

Depreciation expense totaled $26,064, $25,094, and $25,791, for 2006, 2005, and 2004, respectively. In 2004, the Company changed the estimated lives of certain store fixtures from five to ten years. Based upon the Company's historical experience, ten years is a closer approximation of the actual lives of these assets. The change in estimate was applied prospectively. As a result of this change in estimate, depreciation expense was favorably impacted by approximately $3.3 million pretax ($.05 per diluted share), $4.5 million pretax ($.07 per diluted share), and $1.3 million pretax ($.02 per diluted share) for the fiscal years 2006, 2005, and 2004, respectively.

	2006	2005
Other non-trade receivables:		
Landlord receivables	**$ 1,529**	$ 477
Vendor receivables	**14,489**	6,912
Income tax receivable	**28**	225
Insurance receivable	**877**	1,928
Other	**2,030**	1,639
Total non trade receivables	**$ 18,953**	$ 11,181

	2006	2005
Prepaid expenses and other current assets:		
Prepaid advertising	**$ 964**	$ 1,724
Prepaid insurance	**1,451**	942
Prepaid rent	**4,458**	3,672
Supplies	**4,134**	3,424
Other	**1,217**	1,028
Total prepaid expenses and other current assets	**$ 12,224**	$ 10,790

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

		2006		2005
Accrued expenses and other:				
Payroll and benefits	$	12,564	$	7,544
Sales and use taxes		7,906		5,470
Insurance		8,604		8,467
Deferred income		5,657		4,962
Other		7,428		5,006
Total accrued expenses and other	$	42,159	$	31,449

Note 3 - Indebtedness

On July 29, 2005, the Company and Regions Bank, successor in interest to Union Planters, entered into a Sixth Modification Agreement of the Revolving Loan and Credit Agreement (the "Agreement") dated April 3, 2000 to increase the commitment from the bank from $40 million to $50 million and to extend the term until July 31, 2009. The Agreement bears interest at 1.5% below the prime rate or a LIBOR-based rate. Under the most restrictive covenants of the Agreement, the Company is required to maintain specified shareholders' equity (which was $273.5 million at January 28, 2006) and net income levels. The Company is required to pay a commitment fee to the bank at a rate per annum equal to 0.15% on the unutilized portion of the revolving line commitment over the term of the Agreement. There were $2.2 million and $5.7 million of borrowings outstanding under the Agreement at February 3, 2007 and January 28, 2006, respectively. The weighted average interest rate on borrowings under the revolving line of credit agreement was 5.93% and 4.15% at February 3, 2007 and January 28, 2006, respectively.

On October 10, 2005, the Company and Regions Bank, successor in interest to Union Planters, entered into a Seventh Modification Agreement of the Revolving Loan and Credit Agreement to provide a temporary increase of commitment of $20 million and increasing the available credit line to $70 million. The term of the agreement was from October 10, 2005 until December 15, 2005. On December 15, 2005, the available credit line reverted to $50 million. All terms, conditions and covenants remained in place for the Note and credit facility.

The Company has other miscellaneous financing obligations at February 3, 2007, totaling $428, which relate primarily to independent pharmacy acquisitions. The Company's indebtedness under miscellaneous financing matures as follows: 2007 - $385; 2008 - $24; and 2009 - $19.

The Company financed the construction of its Dublin, Georgia distribution center with taxable industrial development revenue bonds issued by the City of Dublin and County of Laurens Development Authority. The Company purchased 100% of the issued bonds and intends to hold them to maturity, effectively financing the construction with internal cash flow. Because a legal right of offset exists, the Company has offset the investment in the bonds ($34.6 million) against the related liability and neither is reflected on the consolidated balance sheet.

Note 4 - Income Taxes

The provision for income taxes consists of the following:

		2006		2005		2004
Current						
Federal	$	15,048	$	10,666	$	2,399
State		(1,034)		(1,137)		(1,824)
		14,014		9,529		575
Deferred						
Federal		(1,135)		3,272		11,102
State		588		360		(996)
		(547)		3,632		10,106
	$	13,467	$	13,161	$	10,681

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

The income tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	2006	2005
Deferred income tax assets:		
Accrual for incentive compensation	$ 1,529	$ 121
Allowance for doubtful accounts	392	28
Insurance accruals	2,207	3,020
Net operating loss carryforwards	5,043	4,685
Postretirement benefits other than pensions	323	911
Reserve for below cost inventory adjustment	334	19
Amortization of intangibles	3,747	3,128
Total deferred income tax assets	13,575	11,912
Less: valuation allowance	(1,709)	(888)
Deferred income tax assets, net of valuation allowance	11,866	11,024
Deferred income tax liabilities:		
Property, plant, and equipment	(20,163)	(18,348)
Inventory valuation	(19,837)	(21,433)
Prepaid expenses	(687)	(66)
Total deferred income tax liability	(40,687)	(39,847)
Net deferred income tax liability	$ (28,821)	$ (28,823)

The net operating loss carryforwards are available to reduce state income taxes in future years. These carryforwards total approximately $116.3 million for state income tax purposes and expire at various times during the period 2007 ($3.4 million) through 2026.

During 2006, the valuation allowance increased $821, and during 2005, the valuation allowance increased $458. Based upon expected future income, management believes that it is more likely than not that the results of operations will generate sufficient taxable income to realize the deferred tax asset after giving consideration to the valuation allowance.

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

	2006	2005	2004
Income tax provision at statutory rate	35.0%	35.0%	35.0%
Tax credits, principally jobs	(3.5)	(2.6)	(6.0)
State income taxes, net of federal benefit	(1.1)	(0.6)	(1.3)
Permanent differences	0.9	0.5	0.2
Change in valuation allowance	2.2	1.2	(0.3)
Effective income tax rate	33.5%	33.5%	27.6%

Note 5 - Long-Term Leases

The Company leases certain of its store locations under noncancelable operating leases that require monthly rental payments primarily at fixed rates (although a number of the leases provide for additional rent based upon sales) expiring at various dates through 2029. Many of these leases contain renewal options and require the Company to pay taxes, maintenance, insurance and certain other operating expenses applicable to the leased properties. In addition, the Company leases various equipment under noncancelable operating leases and certain transportation equipment under capital leases. Total rent expense under operating leases was $53,309, $48,400, and $41,573, for 2006, 2005, and 2004, respectively. Total contingent rentals included in operating leases above was $1,322, $1,247, and $1,319, for 2006, 2005, and 2004, respectively.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

Future minimum rental payments under all operating and capital leases as of February 3, 2007 are as follows:

	Operating Leases	Capital Leases
2007	$ 47,871	$ 386
2008	39,297	129
2009	31,287	
2010	22,895	–
2010	16,617	–
Thereafter	29,979	–
Total minimum lease payments	$ 187,946	$ 515
Imputed interest		(48)
Present value of net minimum lease payments, including $352 classified as current portion of capital lease obligations		$ 467

The gross amount of property and equipment under capital leases was $4,967 at January 28, 2006 and January 29, 2005. Accumulated depreciation on property and equipment under capital leases at February 3, 2007 and January 28, 2006, was $4,578, and $4,203, respectively. Depreciation expense on assets under capital lease for 2006, 2005, and 2004, was $375, $481, and $553, respectively.

Note 6 - Shareholders' Equity

In 1998, the Company adopted a Shareholders Rights Plan which granted a dividend of one preferred share purchase right (a "Right") for each common share outstanding at that date. Each Right represents the right to purchase one-hundredth of a preferred share of stock at a preset price to be exercised when any one individual, firm, corporation or other entity acquires 15% or more of the Company's common stock. The Rights will become dilutive at the time of exercise and will expire, if unexercised, in October 2008.

Note 7 – Equity Incentive Plans

Incentive stock option plan. The Company has a long-term incentive plan under which an aggregate of 2,326,713 shares as of February 3, 2007 (2,425,389 shares as of January 28, 2006) are available to be granted. These options expire five years to seven and one-half years from the date of grant. Options outstanding at February 3, 2007 expire in 2007 through 2013.

The Company grants stock options to key employees including executive officers, as well as other employees, as prescribed by the Compensation Committee (the "Committee") of the Board of Directors. The number of options granted is directly linked to the employee's job classification. Options, which include non-qualified stock options and incentive stock options, are rights to purchase a specified number of shares of Fred's common stock at a price fixed by the Committee. Stock options granted have an exercise price equal to the market price of Fred's common stock on the date of grant. The exercise price for stock options issued under the plan that qualify as incentive stock options within the meaning of Section 422(b) of the Code shall not be less than 100% of the fair value as of the date of grant. The option exercise price may be satisfied in cash or by exchanging shares of Fred's common stock owned by the optionee for at least six months, or a combination of cash and shares. Options have a maximum term of five to seven and one-half years from the date of grant. Options granted under the plan generally become exercisable ratably over five years or ten percent during each of the first four years on the anniversary date and sixty percent on the fifth anniversary date. The rest vest ratably over the requisite service period. Stock option expense is generally recognized using the graded vesting attribution method. The plan contains a non-compete provision and a provision that if the Company meets or exceeds a specified operating income margin during the most recently completed fiscal year that the annual vesting percentage will accelerate from ten to twenty percent during that vesting period. The plan also provides for annual stock grants at the fair value of the stock on the grant date to non-employee directors according to a non-discretionary formula. The number of shares granted is dependent upon current director compensation levels.

Employee stock purchase plan. The 2004 Employee Stock Purchase Plan (the "2004 Plan"), which was approved by Fred's stockholders, permits eligible employees to purchase shares of our common stock through payroll deductions at the lower of 85% of the fair market value of the stock at the time of grant or 85% of the fair market value at the time of exercise. There were 83,104 and 32,583 shares issued during fiscal years 2006 and 2005, respectively. There are 1,410,928 shares approved to be issued under the 2004 Plan and as of February 3, 2007 there were 1,295,241 shares available.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

Stock Options. The following table summarizes stock option activity from January 31, 2004 through February 3, 2007:

Outstanding	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (Thousands)
Outstanding at January 31, 2004	1,405,774	$ 13.00	3.2	$ 21,153
Granted	293,240	$ 16.77		
Forfeited / Cancelled	(64,350)	$ 15.52		
Exercised	(413,307)	$ 5.60		
Outstanding at January 29, 2005	1,221,357	$ 16.28	3.8	$ 1,894
Granted	241,800	$ 15.37		
Forfeited / Cancelled	(135,896)	$ 18.05		
Exercised	(137,242)	$ 7.37		
Outstanding at January 28, 2006	1,190,019	$ 16.92	4.0	$ 694
Granted	328,025	$ 13.30		
Forfeited / Cancelled	(352,828)	$ 15.15		
Exercised	(62,152)	$ 11.01		
Outstanding at February 3, 2007	**1,103,064**	**$ 16.74**	**4.2**	**$ 298**
Exercisable at February 3, 2007	**336,415**	**$ 18.11**	**2.9**	**$ 17**

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between Fred's closing stock price on the last trading day of the fiscal year and the exercise price of the option multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on that date. This amount changes based on changes in the market value of Fred's stock. The total pre-tax intrinsic value of options exercised during the year ended February 3, 2007 was $.1 million. Cash received from the exercise of stock options during the year ended February 3, 2007 totaled $.7 million and the related tax benefits recognized from the exercise of stock options totaled $.1 million. The total fair value of options vested during the year ended February 3, 2007 was $.7 million. As of February 3, 2007, total unrecognized stock-based compensation expense net of estimated forfeitures related to non-vested stock options was approximately $2.1 million, which is expected to be recognized over a weighted average period of approximately 3.3 years.

The following table summarizes information about stock options outstanding at February 3, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$11.89 to $14.60	477,184	5.5	$ 13.76	85,846	$ 14.29
$14.68 to $20.60	554,880	3.4	$ 18.19	206,919	$ 18.33
$23.05 to $33.49	71,000	2.2	$ 25.41	43,650	$ 24.56
	1,103,064	4.2	$ 16.74	336,415	$ 18.11

Restricted stock. The Company's equity incentive plans also allow for granting of restricted stock having a fixed number of shares at a purchase price that is set by the Compensation Committee of the Company's Board of Directors, which purchase price may be set at zero, to certain executive officers, directors and key employees. The Company calculates compensation expense as the difference between the market price of the underlying stock on the date of grant and the purchase price if any. Restricted shares granted under the plan have various vesting types, which include cliff vesting and graded vesting with a requisite service period of three to ten years. Restricted stock has a maximum term of five to ten years from grant date. Compensation expense is recorded on a straight-line basis for shares that cliff vest and under the graded vesting attribution method for those that have graded vesting.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

The following table summarizes restricted stock from January 31, 2004 through February 3, 2007:

Outstanding	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested Restricted Stock at January 31, 2004	9,150	$ 10.20
Granted	174,718	$ 15.90
Forfeited / Cancelled	(108)	$ 18.46
Vested	–	$ 0.00
Non-vested Restricted Stock at January 29, 2005	183,760	$ 15.61
Granted	5,750	$ 14.44
Forfeited / Cancelled	(13,016)	$ 15.81
Vested	(3,962)	$ 17.74
Non-vested Restricted Stock at January 28, 2006	172,532	$ 15.51
Granted	92,182	$ 13.93
Forfeited / Cancelled	(25,293)	$ 15.12
Vested	(9,570)	$ 10.98
Non-vested Restricted Stock at February 3, 2007	**229,851**	**$ 15.03**

The aggregate pre-tax intrinsic value of restricted stock outstanding as of February 3, 2007 is $3.3 million with a weighted average remaining contractual life of 7.4 years. The unrecognized compensation expense net of estimated forfeitures, related to the outstanding restricted stock is approximately $2.7 million, which is expected to be recognized over a weighted average period of approximately 6.9 years. The total fair value of restricted stock awards that vested during the year ended February 3, 2007 was $.1 million.

The unrecognized compensation expense related to outstanding restricted stock awards was recorded as unearned compensation in shareholders' equity at January 28, 2006. With the adoption of SFAS 123 (R), the unrecognized compensation expense related to outstanding restricted stock awards granted prior to January 29, 2006 was charged to common stock.

Salary reduction profit sharing plan. The Company has a defined contribution profit sharing plan for the benefit of qualifying employees who have completed one year of service and attained the age of 21. Participants may elect to make contributions to the plan up to a maximum of 15% of their compensation. Company contributions are made at the discretion of the Company's Board of Directors. Participants are 100% vested in their contributions and earnings thereon. Contributions by the Company and earnings thereon are fully vested upon completion of six years of service. The Company's contributions for 2006, 2005, and 2004, were $160, $142, and $175, respectively.

Postretirement benefits. The Company provides certain health care benefits to its full-time employees that retire between the ages of 58 (effective January 1, 2004 this was changed to 62) and 65 with certain specified levels of credited service. Health care coverage options for retirees under the plan are the same as those available to active employees. The Company's change in benefit obligation based upon an actuarial valuation is as follows:

	February 3, 2007	January 28, 2006
Benefit obligation at beginning of year	**$ 731**	$ 583
Service cost	**39**	41
Interest cost	**31**	39
Actuarial (gain)/loss	**(165)**	93
Benefits paid	**(45)**	(25)
Benefit obligation at end of year	**$ 591**	$ 731

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

A reconciliation of the Plan's funded status to accrued benefit cost follows:

	February 3, 2007	January 28, 2006
Funded status of plan, end of year	$ (591)	$ (731)
Unrecognized net actuarial gain	N/A	(1,404)
Unrecognized prior service cost	N/A	(171)
Net long term liability recognized in balance sheet, end of year	$ (591)	$ (2,306)

The medical care cost trend used in determining this obligation is 8.0% effective December 1, 2005, decreasing annually before leveling at 5.0% in 2016. To illustrate the trend rate used, increasing the health care cost trend by 1% would increase the effect on the total of service cost and interest cost by $9 and the accumulated postretirement benefit obligation ("APBO") by $55. Decreasing the health care cost trend by 1% would decrease the effect on the total of service cost and interest cost by $8 and the APBO by $50. The discount rate used in calculating the obligation was 5.75% in 2006 and 2005.

Effective February 3, 2007, the Company began recognizing the funded status of its postretirement benefits plan in accordance with SFAS No. 158. SFAS No. 158 requires the Company to display the net over-or–under funded position of a defined benefit postretirement plan as an asset or liability, with any unrecognized prior service costs, transition obligations or actuarial gains/losses reported as a component of accumulated other comprehensive income in stockholders' equity. Prior to February 3, 2007, the Company had accounted for its postretirement benefits plan according to the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions."

The following table summarizes the effects from the adoption of SFAS No. 158 on individual line items in the Company's Consolidated Balance Sheet at February 3, 2007.

	Before Implementation of SFAS No. 158	Changes due to SFAS No. 158	After Implementation of SFAS No. 158
Long-term deferred income taxes	$ 11,879	$ 546	$ 12,425
Other noncurrent liabilities	5,485	(1,629)	3,856
Total liabilities	147,524	(1,083)	146,441
Accumulated other comprehensive income, net of tax	–	1,083	1,083
Total stockholders' equity	368,185	1,083	369,268

The annual net postretirement cost is as follows:

	For the Year Ended		
	February 3, 2007	January 28, 2006	January 29, 2005
Service cost	$ 39	$ 41	$ 28
Interest cost	31	39	34
Amortization of prior service cost	(13)	(13)	(14)
Amortization of unrecognized prior service cost	(98)	(90)	(103)
Net periodic postretirement benefit cost	$ (41)	$ (23)	$ (55)

The Company's policy is to fund claims as incurred.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

Information about the expected cash flows for the postretirement medical plan follows:

Expected Benefit Payments (net of retiree contributions)	Postretirement Medical Plan
2007	$ 34
2008	41
2009	43
2010	46
2011	46
2012 - 2016	315

Note 8 - Net Income Per Share

Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities to issue common stock were exercised into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Restricted stock is considered contingently issuable and is excluded from the computation of basic earnings per share.

A reconciliation of basic earnings per share to diluted earnings per share follows:

	For the Years Ended								
	February 3, 2007			January 28, 2006			January 29, 2005		
	Income	**Shares**	**Per Share Amount**	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic EPS	**$ 26,746**	**39,770**	**$ 0.67**	$ 26,094	39,632	$ 0.66	$ 27,952	39,252	$ 0.71
Effect of Dilutive Securities		**88**			140			280	
Diluted EPS	**$ 26,746**	**39,858**	**$ 0.67**	$ 26,094	39,772	$ 0.66	$ 27,952	39,532	$ 0.71

Options to purchase shares of common stock that were outstanding at the end of the respective fiscal year were not included in the computation of diluted earnings per share when the options' exercise prices were greater than the average market price of the common shares. There were 1,097,064, 89,404 and 94,028 such options outstanding at February 3, 2007, January 28, 2006 and January 29, 2005.

Note 9 - Commitments and Contingencies

Commitments. The Company had commitments approximating $9.7 million at February 3, 2007 and $12.0 million at January 28, 2006 on issued letters of credit, which support purchase orders for merchandise. Additionally, the Company had outstanding letters of credit aggregating approximately $15.7 million at February 3, 2007 and $12.9 million at January 28, 2006 utilized as collateral for its risk management programs.

Litigation. In June 2006, a lawsuit entitled Sarah Ziegler, et al. v. Fred's Discount Store was filed in the United States District Court for the Northern District of Alabama in which the plaintiff alleges that she and other current and former Fred's Discount assistant store managers were improperly classified as exempt executive employees under the Fair Labor Standards Act ("FLSA") and seeks to recover overtime pay, liquidated damages, and attorneys' fees and court cost. In July 2006, the plaintiffs filed an emergency motion to facilitate notice pursuant to the FLSA that would give current and former assistant manager's information about their rights to opt-in to the lawsuit. After initially denying the motion, in October 2006, the judge granted plaintiffs motion to facilitate notice pursuant to the FLSA. Notice was sent to some 2,055 current and former assistant store managers and approximately 450 persons opted-in to the case. The current cut off date for individuals to advise of their interest in becoming part of this lawsuit was February 2, 2007. Following the close of the discovery period in this case, the Company will have an opportunity to seek decertification of the class, and the Company expects to file such a motion.

The Company believes that its assistant store managers are and have been properly classified as exempt employees under the FLSA and that the actions described above are not appropriate for collective action treatment. The Company intends to vigorously defend

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

these actions. However, at this time, it is not possible to predict whether the courts will permit these actions to proceed collectively, and no assurances can be given that the Company will be successful in its defense on the merits or otherwise.

In addition to the matter described above, the Company is party to other pending legal proceedings and claims arising in the normal course of business. Although the outcome of the proceedings and claims cannot be determined with certainty, management of the Company is of the opinion that it is unlikely that these proceedings and claims will have a material adverse effect on the financial statements as a whole. However, litigation involves an element of uncertainty. There can be no assurance that pending lawsuits will not consume the time and energies of our management, or that future developments will not cause these actions or claims, individually or in aggregate, to have a material adverse effect on the financial statements as a whole. We intend to vigorously defend or prosecute each pending lawsuit.

Note 10 - Sales Mix

The Company manages its business on the basis of one reportable segment. See Note 1 for a brief description of the Company's business. As of February 3, 2007, all of the Company's operations were located within the United States. The following data is presented in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information."

The Company's sales mix by major category during the last 3 years was as follows:

	For the Year Ended		
	February 3, 2007	January 28, 2006	January 29, 2005
Pharmaceuticals	**31.9%**	31.3%	32.6%
Household Goods	**23.6%**	25.0%	23.7%
Apparel and Linens	**12.7%**	13.8%	14.1%
Food and Tobacco Products	**13.1%**	11.2%	10.7%
Health and Beauty Aids	**8.0%**	8.0%	8.6%
Paper and Cleaning Supplies	**8.6%**	8.5%	8.0%
Sales to Franchised Fred's Stores	**2.1%**	2.2%	2.3%
Total Sales Mix	**100.0%**	100.0%	100.0%

Note 11 - Quarterly Financial Data (Unaudited)

The Company's unaudited quarterly financial information for the fiscal years ended February 3, 2007 and January 31, 2006 is reported below:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended February 3, 2007	13 weeks	13 weeks	13 weeks	14 weeks
Net sales	**$ 416,878**	**$ 406,925**	**$ 407,872**	**$ 535,564**
Gross profit	**119,844**	**115,044**	**119,498**	**140,533**
Net income	**7,298**	**4,323**	**5,953**	**9,172**
Net income per share				
Basic	**0.18**	**0.11**	**0.15**	**0.23**
Diluted	**0.18**	**0.11**	**0.15**	**0.23**
Cash dividends paid per share	**0.02**	**0.02**	**0.02**	**0.02**
Year Ended January 28, 2006	13 weeks	13 weeks	13 weeks	13 weeks
Net sales	$ 382,738	$ 373,319	$ 376,754	$ 456,531
Gross profit	109,029	104,731	108,812	125,664
Net income	6,722	3,483	6,321	9,568
Net income per share				
Basic	0.17	0.09	0.16	0.24
Diluted	0.17	0.09	0.16	0.24
Cash dividends paid per share	0.02	0.02	0.02	0.02

Reports of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Fred's, Inc.
Memphis, Tennessee

We have audited the accompanying consolidated balance sheets of Fred's, Inc., as of February 3, 2007 and January 28, 2006, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended February 3, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fred's, Inc. at February 3, 2007 and January 28, 2006, and the results of its operations and its cash flows for each of the three years in the period ended February 3, 2007, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1 to the consolidated financial statements, effective February 3, 2007, the Company adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment, Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,* and SEC Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Fred's, Inc.'s internal control over financial reporting as of February 3, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 19, 2007 expressed an unqualified opinion thereon.

BDO Seidman, LLP

Memphis, Tennessee
April 19, 2007

Management's Annual Report on Internal Control Over Financial Reporting

The management of Fred's, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a – 15(f) under the Securities Exchange Act of 1934. Fred's, Inc. internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the fair and reliable preparation and presentation of the Consolidated Financial Statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The management of Fred's, Inc. assessed the effectiveness of the company's internal control over financial reporting as of February 3, 2007. In making its assessment, the Company used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on its assessment, management has concluded that the Company's internal control over financial reporting is effective as of February 3, 2007.

Our assessment of the effectiveness of internal control over financial reporting as of February 3, 2007 has been audited by BDO Seidman, LLP, the independent registered public accounting firm who also audited our Consolidated Financial Statements. BDO Seidman's attestation report on management's assessment of internal control over financial reporting is included herein.

Directors and Officers

Board of Directors

Michael J. Hayes
Chairman and Chief Executive Officer
Fred's, Inc.

John R. Eisenman
Real Estate Investments
RE/MAX Island Realty, Inc.
Former President of Sally's, Inc.
(a restaurant chain)
Former commercial real estate developer

Roger T. Knox
President Emeritus
Memphis Zoological Society
Former Chairman of the Board and Chief Executive Officer
Goldsmith's Department Stores
(retailing)

Michael T. McMillan
Director of Sales Operations
Pepsi-Cola North America
(consumer products)

B. Mary McNabb
Chief Executive Officer
Kid's Outlet
(retailing)

John D. Reier
President
Fred's Inc.

Thomas J. Tashjian
Private Investor

Executive Officers

Michael J. Hayes
Chief Executive Officer

John D. Reier
President

Jerry A. Shore
Executive Vice President and Chief Financial Officer

Gerald E. Thompson R.Ph.
Executive Vice President and Chief Operating Officer

John A. Casey
Executive Vice President – Pharmacy Acquisitions

Rick A. Chambers
Executive Vice President – Pharmacy Operations

Dennis K. Curtis
Executive Vice President – Store Operations

James R. Fennema
Executive Vice President and General Merchandise Manager

Charles S. Vail
Corporate Secretary, Senior Vice President – Legal Services and General Counsel

Corporate Information

Corporate Offices
Fred's, Inc.
4300 New Getwell Road
Memphis, Tennessee 38118
(901) 365-8880

Web Address
www.fredsinc.com

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
(800) 937-5449

Independent Registered Public Accounting Firm
BDO Seidman, LLP
Memphis, Tennessee

Securities Counsel
Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.
Memphis, Tennessee

Annual Report on Form 10-K
Shareholders of record may obtain a copy of the Company's Annual Report on Form 10-K for the year ended February 3, 2007, as filed with the Securities and Exchange Commission, without charge upon written request to Jerry A. Shore, Executive Vice President and Chief Financial Officer. In addition, we make available free of charge through our website at www.fredsinc.com annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed with or furnished to the SEC. The reports are available as soon as reasonably practical after we electronically file such material with the SEC, and may be found using "Stock Links" under the "Investor Relations" section of our website.

Annual Meeting of Shareholders
The 2007 annual meeting of shareholders will be held at 5:00 p.m. Eastern Daylight Time on Wednesday, June 20, 2007, at the Holiday Inn Express, 2192 S. Highway 441, Dublin, Georgia. Shareholders of record as of April 27, 2007, are invited to attend this meeting.

Market and Dividend Information
The Company's common stock trades on the NASDAQ Global Select Market under the symbol FRED (CUSIP No. 356108-10-0). At April 27, 2007, the Company had an estimated 22,400 shareholders, including beneficial owners, holding shares in nominee or street name.

The table below sets forth the high and low stock prices, together with cash dividends paid per share, for each fiscal quarter in the past two fiscal years.

	High	Low	Dividends Per Share
2006			
Fourth	**$ 13.74**	**$ 11.30**	**$ 0.02**
Third	**$ 15.00**	**$ 11.45**	**$ 0.02**
Second	**$ 15.32**	**$ 12.75**	**$ 0.02**
First	**$ 16.40**	**$ 12.37**	**$ 0.02**
2005			
Fourth	$ 17.38	$ 14.42	$ 0.02
Third	$ 19.41	$ 11.84	$ 0.02
Second	$ 19.96	$ 13.92	$ 0.02
First	$ 18.86	$ 14.31	$ 0.02

The following graph shows a comparison of the cumulative total returns for the past five years. The total cumulative return on investment assumes that $100 was invested in Fred's, the NASDAQ Retail Trade Stocks Index and NASDAQ Stock Market (U.S.) Index on February 2, 2002, and that all dividends were reinvested.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Fred's, Inc., The NASDAQ Composite Index
and The NASDAQ Retail Trade Index
$250
$200
$150
$100
$50
$0
2/2/02
2/1/03
1/31/04
1/29/05
1/28/06
2/3/07
Fred's, Inc.
NASDAQ Composite
NASDAQ Retail Trade
*$100 invested on 2/2/02 in stock or index-including reinvestment of dividends.
Fiscal year ending February 3.

4300 New Getwell Road
Memphis, Tennessee 38118
www.fredsinc.com

FRED'S

END